First Quarter 2009 Report to Shareholders

BMO Financial Group Reports First Quarter Net Income of $225 Million, Reflecting Difficult Conditions in the Credit and Capital Markets Environments
Personal and Commercial Banking Canada Continues to Report Strong Revenue and Net Income
Good Underlying Performance in BMO Capital Markets
Tier 1 Capital Ratio Remains Strong at 10.21%

Financial Highlights:
•	Net income of $225 million, down $30 million or 12% from a year ago
•	EPS[1] of $0.39 and cash EPS[2] of $0.40, down $0.08 or 17% and $0.09 or 18%, respectively, from a year ago
•	Adjusted cash EPS[2] of $1.09 after excluding capital markets environment charges of $359 million after tax ($0.69 per share)
•	Provisions for credit losses of $428 million, up $198 million from a year ago

•	Our strong Tier 1 Capital Ratio, at 10.21%, and strong liquidity position were further enhanced during the quarter
St. John’s, Newfoundland & Labrador, March 3, 2009 – For the first quarter ended January 31, 2009, BMO Financial Group reported net income of $225 million or $0.39 per share. Canadian personal and commercial banking had a strong quarter, with net income of $325 million, up $34 million or 12% from a year ago, despite a slowing economy.
          Results included losses of $359 million after tax ($0.69 per share) in respect of capital markets environment charges, detailed in the Effects of the Capital Markets Environment on First Quarter Results section.
          “Our core business performed well. P&C Canada, our Canadian personal and commercial banking unit, reported strong year-over-year growth, with higher revenues and net income up 12%,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “We are adding attractive products that customers want, and we are making gains in customer loyalty and market share. Our focus on the customer is paying off and our success in this area is reflected in strong results again this quarter.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the Non-GAAP Measures section at the end of Management’s Discussion and Analysis (MD&A), where such non-GAAP measures and their closest GAAP counterparts are outlined. Adjusted cash EPS is also a non-GAAP measure; please see details in the Effects of the Capital Markets Environment on First Quarter Results section and also the Non-GAAP Measures section.

          “Financial institutions everywhere continue to face headwinds in credit markets and the capital markets environment,” said Mr. Downe. “BMO is well positioned to meet these challenges, having accessed markets to bolster our capital position and having further strengthened our strong liquidity in the period, albeit at a higher cost. The difficult conditions and our capital strength provide us with the flexibility to acquire attractive businesses at good value, as demonstrated by our agreement in the quarter to acquire the Canadian life insurance business of American International Group.
          “Reported results in U.S. personal and commercial banking were up from a year ago and the fourth quarter. Management remains focused on core operations, new customer acquisition and serving our customers effectively. In the quarter, there was deposit growth and improved deposit spreads, with customer loyalty scores remaining consistently high relative to the fourth quarter and up from a year ago,” added Mr. Downe.
           In our wealth management business, revenue from term investment products increased year over year. Results were affected by reduced levels of managed and administered assets due primarily to the significant declines in equity markets. Results this quarter were also affected by a further $11 million after-tax charge in respect of last quarter’s decision to assist certain U.S. clients by offering to purchase auction-rate securities from their accounts.
          “BMO Capital Markets showed strength in equity and foreign exchange trading, and in our corporate banking and interest-rate-sensitive businesses. Equity underwriting performed well in the quarter as we participated in a number of new issuances,” said Mr. Downe. Overall performance in BMO Capital Markets was affected by $348 million of after-tax charges as explained in the Effects of the Capital Markets Environment on First Quarter Results section.
          Market conditions continued to be extremely volatile through the first quarter, due to concerns related to the U.S. real estate market and global recessionary pressures. These concerns have led to continued weakness in the credit environment and further tightening of many credit markets. Provisions for credit losses in the current quarter totalled $428 million, comprised of $111 million of specific provisions in Canada and $317 million in the United States, with no increase in the general allowance. Specific provisions increased $258 million from a year ago, primarily related to loans in our U.S. personal and commercial business. In the first quarter of 2008, provisions totalled $230 million, consisting of $170 million of specific provisions and a $60 million increase in the general allowance.
          BMO employs an expected loss provisioning methodology whereby expected credit losses are charged to the operating groups and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.
           Corporate Services incurred a net loss in the quarter of $370 million, with approximately one-half due to provisions for credit losses allocated to Corporate Services under our expected loss provisioning methodology and the remaining half due to lower revenues. Low revenues in Corporate Services were attributable to three factors: the impact of market interest rate changes that created a negative carry on certain asset liability interest rate positions; mark-to-market losses on hedging activities; and funding activities to further enhance our strong liquidity position. These factors coupled with increased provisions for credit losses, primarily related to U.S. real estate, muted the continuing strong fundamentals of our core businesses.
Capital and term-funding actions taken through the first quarter contributed to BMO’s strong capital and liquidity position; the majority of our estimated fiscal 2009 term-funding requirements have now been met.
          Today, we announced a second quarter dividend of $0.70 per common share, reflective of an annual dividend of $2.80 per common share.
Operating Segment Overview
P&C Canada
Net income was $325 million, up $34 million or 12% from a year ago, despite a slowing economy. Revenue increased across our personal, commercial and cards businesses, led by volume growth and improved net interest margin. Margins increased from a year ago due to higher volumes in more profitable products, pricing initiatives in light of rising long-term funding costs, and favourable prime rates relative to rates on Bankers’ Acceptances (BA rates), partially offset by lower mortgage refinancing fees.
          We achieved strong results this quarter in tough market conditions. Our customers are telling us our services have improved. Our focus on the quality of our customer relationships has translated into improved loyalty scores and revenue growth. In 2009, our objective remains to increase market share in an environment of slower growth.
          In personal banking, we introduced a new high interest Smart Saver Account where customers can open an account online, a new Tax-Free Savings Account and the BMO First Home Essentials kit to guide first time homebuyers step by step in financing, choosing and purchasing their first home. We launched a new 5-year variable rate mortgage product on February 9th to provide our customers with more choices in managing their mortgage needs. In addition, on January 13, 2009, we announced a definitive agreement with American International Group, Inc. (AIG) to purchase AIG’s Canadian life insurance business, providing BMO customers with a broader suite of BMO-branded wealth and insurance products. The acquisition is expected to close by June 1, 2009, subject to regulatory approval.
          In commercial banking, we are progressing toward our goal of becoming the bank of choice for business across Canada. In the tight credit environment, we continue to make credit available to our small and medium-sized business clients. Loan growth was 5.8% year over year. We rank second in Canadian business market share at 19.93%, up 56 basis points year over year. Customer service scores improved in both branch managed and relationship managed businesses.
          We also grew our card business, leveraging the launch of new products last year including Shell Mosaik MasterCard, AIR MILES and CashBack rewards. Cards and Payment Services revenue increased $57 million or 24% year over year. Our brand marketing and promotions together with better integration of card sales across the branch system have resulted in continued growth in the card portfolio.

BMO Financial Group First Quarter Report 2009 • 1

P&C U.S. (all amounts in U.S. $)
Net income was $27 million, up $1 million or 3.4% from a year ago. Cash net income was $33 million, unchanged from a year ago. In the quarter, there was growth in deposits and loans as well as improved deposit spreads. We continue to make good progress in our core business with higher revenues and better operating leverage. The weak credit environment is affecting results as there are higher levels of non-performing loans and costs of managing our portfolio have increased, which lowered net income in the current quarter by $10 million, compared with $4 million a year ago. We continue to focus on managing discretionary costs. We also continue to be focused on winning new customers, including consumer and commercial customers, while maintaining our strong underwriting standards.
          Revenue increased $29 million or 13%, largely driven by the $19 million impact of our Wisconsin acquisitions and improved deposit spreads. Excluding expenses associated with the Wisconsin acquisitions of $16 million, expenses increased $6 million or 3.7%.
          Net interest margin increased from last year due to our continued focus on pricing and new deposit generation.
Private Client Group
Net income was $57 million, compared with $96 million a year ago, as results were impacted by a more difficult operating environment and by a $17 million ($11 million after tax) charge in respect of last quarter’s decision to assist certain U.S. clients by offering to purchase auction-rate securities from their accounts.
          Revenue for the quarter decreased $61 million or 12% from a year ago, primarily due to lower fee-based and commission revenue in Full-Service Investing and lower revenue in our mutual fund businesses on significantly lower assets, which have been impacted by difficult market conditions. This was partially offset by increased revenue from term investment products.
          Assets under management and administration have been affected by softer market conditions and decreased $20 billion or 8.3%, despite the $16 billion benefit related to the stronger U.S. dollar. There was strong volume growth in term deposits, which increased $8 billion or 21% year over year.
           Given recent challenges in the global economy and equity markets, we are making adjustments in how we spend and allocate resources. We will continue to deliver the high level of service our clients expect while continuing to responsibly manage our employee and discretionary expenses in these difficult market conditions.
          The group continues to innovate on its products and services. During the quarter, BMO was proud to be the first bank to offer a Registered Disability Savings Plan (RDSP), a new federal government initiative introduced to enhance the long-term financial security of people with disabilities. BMO RDSPs feature a wide range of investment solutions that are suitable for long-term investors including guaranteed investment certificates, mutual funds and managed solutions portfolios.
          For the third year in a row, BMO Mutual Funds was ranked first for client service in both the English and French programs in Dalbar’s annual rankings of mutual funds. As well, BMO InvestorLine ranked second for its service to investors in the direct brokerage rankings.
          In addition, we acquired a further 18% equity stake in Virtus Investment Partners, Inc. and now hold a 23% voting interest through voting preferred shares. Virtus provides investment management products and services to individuals and institutions, operating as a multi-manager asset management business that comprises a number of individual affiliated wholly-owned managers.
BMO Capital Markets
Net income was $179 million, up $208 million from a year ago. Revenue rose $454 million to $727 million. There was significantly higher trading revenue, stronger corporate banking revenues and continued robust performance in our interest-rate-sensitive businesses. Results were lowered by unrealized losses totalling $511 million ($348 million after tax) due to credit valuation adjustments, the Canadian credit protection vehicle Apex, and third-party asset-backed commercial paper subject to the completed Montreal Accord as described in the Effects of the Capital Markets Environment on First Quarter Results section. Results a year ago reflected charges of $488 million ($324 million after tax) in respect of the capital markets environment, as described in the Notable Items section at the end of the MD&A.
          Market conditions allowed the group to achieve strong earnings during the quarter through a diversified, dynamic portfolio of businesses that is focused on serving the evolving needs of our clients. This focus has resulted in strong equity and foreign exchange trading, higher corporate banking revenues and a turnaround in equity underwriting activity as issuers chose to bolster their capital base in the current economic environment. Consistent with this strategy, we continue to focus on improving our risk-return profile by optimizing our capital usage and adjusting our trading strategies accordingly.
          BMO Capital Markets was involved in 102 new issues in the quarter including 20 corporate debt deals, 29 government deals, 14 issues of preferred shares and 39 common equity transactions, raising $43.3 billion, up $19.8 billion from last quarter.

2 • BMO Financial Group First Quarter Report 2009

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2009	2008	2008	2008	2008	January 31, 2008

Income Statement Highlights
Total revenue	$2,442	$2,813	$2,746	$2,620	$2,026	20.5%
Provision for credit losses	428	465	484	151	230	86.1
Non-interest expense	1,841	1,818	1,782	1,680	1,614	14.1
Net income	225	560	521	642	255	(11.7)

Net Income by Operating Segment
P&C Canada	$325	$333	$331	$320	$291	11.7%
P&C U.S.	34	12	28	30	26	30.8
PCG	57	75	108	107	96	(40.6)
BMO CM	179	290	263	187	(29)	+100
Corporate Services (a)	(370)	(150)	(209)	(2)	(129)	(+100)

Common Share Data ($)
Diluted earnings per share	$0.39	$1.06	$0.98	$1.25	$0.47	$(0.08)
Diluted cash earnings per share (b)	0.40	1.08	1.00	1.26	0.49	(0.09)
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00
Book value per share	32.18	32.02	30.15	29.71	28.64	3.54
Closing share price	33.25	43.02	47.94	50.10	56.75	(23.50)
Total market value of common shares ($ billions)	17.9	21.7	24.2	25.2	28.3	(10.4)

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2009	2008	2008	2008	2008	January 31, 2008

Balance Sheet Highlights
Assets	$443,174	$416,050	$375,047	$375,158	$376,825	17.6%
Net loans and acceptances (d)	190,099	186,962	175,882	171,826	168,994	12.5
Deposits	264,580	257,670	248,657	238,580	242,911	8.9
Common shareholders’ equity	17,371	16,158	15,207	14,954	14,304	21.4

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Financial Measures (%) (c)
Average annual five year total shareholder return	(6.9)	0.9	5.1	8.2	10.1
Diluted earnings per share growth	(17.0)	21.8	(23.4)	(3.1)	(29.9)
Diluted cash earnings per share growth (b)	(18.4)	21.3	(23.1)	(3.8)	(27.9)
Return on equity	4.9	14.0	13.5	17.9	6.7
Cash return on equity (b)	5.2	14.3	13.7	18.1	6.9
Net economic profit (NEP) growth (b)	(71.8)	+100	(56.5)	(7.9)	(+100)
Operating leverage	6.4	18.0	0.1	(0.5)	1.5
Cash operating leverage (b)	6.4	18.0	0.0	(0.7)	1.5
Revenue growth	20.5	27.9	7.5	3.6	(2.0)
Non-interest expense-to-revenue ratio	75.4	64.6	64.9	64.1	79.7
Cash non-interest expense-to-revenue ratio (b)	75.0	64.2	64.5	63.8	79.2
Provision for credit losses-to-average loans and acceptances (annualized) (d)	0.90	1.01	1.10	0.35	0.55
Gross impaired loans and acceptances-to-equity and allowance for credit losses	11.91	11.34	9.09	9.54	7.46
Cash and securities-to-total assets ratio	28.2	29.1	29.6	29.6	30.7
Tier 1 capital ratio – Basel II	10.21	9.77	9.90	9.42	9.48
Credit rating
DBRS	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa1	Aa1	Aa1	Aa1	Aa1
Standard & Poor’s	A+	A+	A+	A+	A+

Financial Ratios (% except as noted) (c)
Twelve month total shareholder return	(37.7)	(27.9)	(24.4)	(24.6)	(15.6)
Dividend yield	8.42	6.51	5.84	5.59	4.93
Price-to-earnings ratio (times)	9.0	11.4	13.4	12.9	14.5
Market-to-book value (times)	1.03	1.34	1.59	1.69	1.98
Net economic profit ($ millions) (b)	(219)	145	122	266	(127)
Return on average assets	0.19	0.54	0.52	0.66	0.26
Net interest margin on average earning assets	1.51	1.71	1.59	1.48	1.45
Non-interest revenue-to-total revenue	45.5	49.8	53.2	55.2	40.1
Non-interest expense growth	14.1	9.9	7.4	4.1	(3.5)
Cash non-interest expense growth (b)	14.1	9.9	7.5	4.3	(3.5)
Total capital ratio – Basel II	12.87	12.17	12.29	11.64	11.26
Equity-to-assets ratio	4.3	4.3	4.5	4.4	4.1

   All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	Effective in the first quarter of 2009, securities borrowed or purchased under resale agreements are excluded from net loans and acceptances and credit statistics. All comparative figures have been restated.

Management’s Discussion and Analysis
MD&A commentary is as of March 3, 2009. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2009, included in this document, and the annual MD&A for the year ended October 31, 2008, included in BMO’s 2008 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase (Decrease)		Increase (Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q1-2009		vs. Q1-2008		vs. Q4-2008

Net interest income	1,331	117	10%	(82)	(6%)
Non-interest revenue	1,111	299	37%	(289)	(21%)

Revenue	2,442	416	21%	(371)	(13%)
Specific provision for credit losses	428	258	+100%	113	36%
Increase in the general allowance	–	(60)	(100%)	(150)	(100%)

Total provision for credit losses	428	198	86%	(37)	(8%)
Non-interest expense	1,841	227	14%	15	1%
Restructuring charge	–	–	–	8	100%

Total non-interest expense	1,841	227	14%	23	1%
Recovery of income taxes	71	(20)	(22%)	22	45%
Non-controlling interest in subsidiaries	19	1	3%	–	–

Net income	225	(30)	(12%)	(335)	(60%)

Amortization of acquisition-related intangible assets (after tax) (1)	8	–	–	(2)	(12%)
Cash net income (2)	233	(30)	(11%)	(337)	(59%)
Earnings per share – basic ($)	0.39	(0.09)	(19%)	(0.67)	(63%)
Earnings per share – diluted ($)	0.39	(0.08)	(17%)	(0.67)	(63%)
Cash earnings per share – diluted ($) (2)	0.40	(0.09)	(18%)	(0.68)	(63%)
Return on equity (ROE)	4.9%		(1.8%)		(9.1%)
Cash ROE (2)	5.2%		(1.7%)		(9.1%)
Productivity ratio	75.4%		(4.3%)		10.8%
Cash productivity ratio (2)	75.0%		(4.2%)		10.8%
Operating leverage	6.4%		nm		nm
Cash operating leverage (2)	6.4%		nm		nm
Net interest margin on earning assets	1.51%		0.06%		(0.20%)
Effective tax rate	(41.0%)		9.3%		(31.8%)

Capital Ratios
Tier 1 Capital Ratio	10.21%		0.73%		0.44%
Total Capital Ratio	12.87%		1.61%		0.70%
Net income:
Personal and Commercial Banking	359	42	13%	14	4%
P&C Canada	325	34	12%	(8)	(2%)
P&C U.S.	34	8	27%	22	+100%
Private Client Group	57	(39)	(40%)	(18)	(24%)
BMO Capital Markets	179	208	+100%	(111)	(38%)
Corporate Services, including Technology and Operations (T&O)	(370)	(241)	(+100%)	(220)	(+100%)

BMO Financial Group Net Income	225	(30)	(12%)	(335)	(60%)

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.
BMO Financial Group First Quarter Report 2009 • 3

Management’s Responsibility for Financial Information
BMO’s CEO and Interim CFO have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2009 and relating to the design of our disclosure controls and procedures and internal control over financial reporting.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          There were no changes in our internal control over financial reporting during the quarter ended January 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
          As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
          A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2008 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
          By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
          The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
          We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2008 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
          In determining that the acquisition of American International Group, Inc.’s Canadian life insurance business is expected to close by June 1, 2009, subject to regulatory approval, we have assumed that our joint plans for the completion of pre-closing activities proceed according to the mutually agreed schedule and that the results of our pre-closing activities are consistent with our expectations. In determining that the acquisition is expected to reduce our Tier 1 and Total Capital Ratios by less than 15 and 25 basis points, respectively, we have assumed that the purchase price will approximate $375 million.
          In concluding that mark-to-market adjustments to derivative hedges that do not qualify for hedge accounting are expected to reverse over the life of the hedges with no economic loss, we have assumed that we will hold the derivative instruments until their expiry.
          Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.
          Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectation of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
          Assumptions about the performance of the Canadian and U.S. economies in 2009 and how it would affect our businesses were material factors we considered when setting our strategic priorities and objectives and our outlook for our businesses. Key assumptions included that the Canadian and the U.S. economies would contract in the first half of 2009, and that interest rates and inflation would remain low. Our current expectations are for weaker economic conditions and lower interest rates than we anticipated at the end of fiscal 2008. We also assumed that housing markets in Canada would weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets would improve somewhat in the second half of 2009 and that the Canadian dollar would strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
4 • BMO Financial Group First Quarter Report 2009

Economic Outlook and Review
The Canadian economy is expected to contract about 2% in 2009, marking the nation’s first recession in 17 years. Declining global demand and lower commodity prices are expected to continue to reduce exports. Stimulative monetary and fiscal polices, however, should encourage a gradual recovery late in the year. Housing market activity and residential mortgage growth are expected to moderate further amid deepening consumer caution. Growth in consumer spending and personal credit should slow in the face of rising unemployment, though remain positive due to low interest rates. Business investment and loan growth are expected to decline, led by the resource and manufacturing sectors. The unemployment rate will likely climb above 8% before year end, about three percentage points above last year’s low but well below the highs of previous recessions. The Bank of Canada is expected to reduce overnight rates to new record lows in 2009. The Canadian dollar and commodity prices are projected to remain weak in the near term, but should strengthen as the global economy recovers later this year.
          The U.S. economy is projected to remain in a deep recession in the first half of 2009. A slow recovery is expected to emerge late in the year in response to stimulative monetary and fiscal policies and lower fuel prices. Despite greatly improved affordability, housing markets should remain weak in the first half of the year because of still-high inventories of unsold homes, tight credit standards and heavy job losses, implying continued softness in demand for new mortgages. Consumer spending and personal credit will likely decline as households rebuild savings and pay down debt. Companies will likely continue to reduce spending, resulting in weak growth in business credit. The unemployment rate is expected to climb above 9% later this year, the highest in 25 years. Certain capital market activities should remain weak until the uncertainty in credit markets and the economy abates. The Federal Reserve is expected to keep rates near zero in 2009, and to employ a wide range of special lending programs to increase the availability of credit to businesses and households.
           This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Effects of the Capital Market Environment on First Quarter Results
The market environment remains weak. Results in the first quarter of 2009 were affected by unrealized capital markets environment charges of $528 million ($359 million after tax and $0.69 per share).
          BMO Capital Markets recorded unrealized capital markets environment charges of $511 million ($348 million after tax) in respect of:
•	mark-to-market valuations of $214 million ($146 million after tax) on counterparty credit exposures on derivative contracts, largely as a result of corporate counterparties credit spreads widening relative to BMO’s;
•	charges of $248 million ($169 million after tax) in respect of exposures to Apex, a Canadian credit protection vehicle; and
•	mark-to-market valuations of $49 million ($33 million after tax) on our holdings of non-bank-sponsored asset-backed commercial paper (ABCP) on completion of the Montreal Accord. Our holdings are now valued at 45% of their face value.
PCG also recorded unrealized charges of $17 million ($11 million after tax) related to auction-rate securities.
The $528 million of charges outlined above reduced trading non-interest revenue ($285 million), investment securities gains ($226 million) and other income ($17 million).

BMO Financial Group First Quarter Report 2009 • 5

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the first and fourth quarters of 2008 by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, rose by 23% from a year ago. The average exchange rate in the current quarter rose by 11% from the fourth quarter of 2008. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2009
(Canadian $ in millions, except as noted)	vs. Q1-2008	vs. Q4-2008

Canadian/U.S. dollar exchange rate (average)
Current period	1.2271	1.2271
Prior period	0.9984	1.1107
Increased revenue	170	87
Increased expense	(92)	(47)
Increased provision for credit losses	(60)	(30)
Increased income tax recovery	5	2

Increased net income	23	12

At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; however, the hedging transactions are not designed to offset the impact of year-over-year or quarter-over-quarter fluctuations in exchange rates. Over the course of the current quarter, the U.S. dollar strengthened slightly, as the exchange rate increased from Cdn$1.2045 per U.S. dollar at October 31, 2008 to an average of Cdn$1.2271. As a result, hedging transactions resulted in an after-tax loss of $1 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.
          The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Other Value Measures
Net economic profit was negative $219 million (see the Non-GAAP Measures section), compared with negative $127 million in the first quarter of 2008 and $145 million in the fourth quarter.
          BMO’s average annual total shareholder return for the five-year period ended January 31, 2009 was -6.9%.
Net Income
Q1 2009 vs Q1 2008
Net income was $225 million for the first quarter of 2009, down $30 million or 12% from a year ago. Earnings per share were $0.39, compared with $0.47. Results for the quarter include $359 million after tax ($0.69 per share) in respect of capital markets environment charges as set out in the preceding Effects of the Capital Markets Environment on First Quarter Results section. Results a year ago included $324 million after tax ($0.64 per share) for capital markets environment charges, as set out in the Notable Items section that follows at the end of this MD&A.
          Provisions for credit losses were $198 million higher as the credit environment was considerably weaker than a year ago. Results a year ago included a $60 million ($38 million after tax) increase in the general allowance for credit losses.
          P&C Canada net income increased a strong $34 million or 12% despite a slowing economy. Earnings increased in each of its three segments and there were improved volumes across most businesses with increased net interest margin.
          P&C U.S. net income increased Cdn$8 million, or by US$1 million and 3.4%. The increase was due to volume growth, improved spreads on deposits and the benefit of a reduction to a Visa litigation accrual, partially offset by the impact of the weak credit environment.
          Private Client Group net income decreased $39 million or 40%. Results were lowered by the $11 million after-tax charge for auction-rate securities as a result of last quarter’s decision to assist certain U.S. clients by offering to purchase auction-rate securities from their accounts. There were reduced brokerage revenues and mutual fund fees as managed and administered assets fell due to weaker equity markets.
          BMO Capital Markets net income increased $208 million to net income of $179 million. Current results reflect $348 million of after-tax charges in respect of the weaker capital markets environment. Last year’s results reflected $324 million of after-tax charges. Revenues were up significantly in trading, corporate banking and interest-rate-sensitive businesses.
          Corporate Services net loss of $370 million was worse than the prior year by $241 million primarily due to higher provisions for credit losses allocated to Corporate Services under our expected loss provisioning methodology and to reduced revenues. Lower revenues were attributable to three factors: the impact of market interest rate changes that created a negative carry on certain asset-liability management interest rate positions; mark-to-market losses on hedging activities; and funding activities to further enhance our strong liquidity position.

6 • BMO Financial Group First Quarter Report 2009

Q1 2009 vs Q4 2008
Net income decreased $335 million or 60% from the fourth quarter. Results in the fourth quarter were affected by charges of $27 million after tax in respect of the capital markets environment, as detailed in the Notable Items section at the end of the MD&A. Provisions for credit losses decreased $37 million as results in the fourth quarter included a $150 million ($98 million after tax) increase in the general allowance for credit losses.
           P&C Canada net income decreased $8 million or 2.2% due to lower revenues. Fourth quarter revenues included interest on tax refunds, while the current quarter reflected lower securitization revenue, partially offset by an improved net interest margin.
          P&C U.S. net income rose Cdn$22 million, or by US$16 million to US$27 million, due to lower acquisition integration costs, the reduction to the Visa litigation accrual and higher spread and volume growth on deposits, partially offset by the increased negative impact of the weak credit environment.
          Private Client Group net income decreased $18 million or 24%. Results in the prior quarter were affected by $31 million ($19 million after tax) of charges in respect of actions taken to support U.S. clients in the weak capital markets environment, compared with the $11 million after-tax charge recorded in the current quarter. Results reflected reduced brokerage revenues and lower fee-based revenues largely associated with reduced levels of managed and administered assets.
          BMO Capital Markets net income decreased $111 million or 38%. Charges in respect of the capital markets environment were considerably higher in the current quarter, while there were strong performances in a number of core businesses. Income taxes in the fourth quarter included a $52 million recovery of prior-period taxes.
          Corporate Services net loss of $370 million was $220 million worse than in the fourth quarter primarily due to reduced revenues. Lower revenues were attributable to three factors: the impact of market interest rate changes that created a negative carry on certain asset-liability management interest rate positions; mark-to-market losses on hedging activities; and funding activities to further enhance our strong liquidity position.
Revenue
BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes revenue of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues.
          Total revenue increased $416 million or 21% from a year ago as revenue was higher in each of the operating groups except Private Client Group and Corporate Services.
          Revenue decreased $371 million from the fourth quarter of 2008 due to the capital markets environment charges in the current quarter and the negative impact of reduced revenues in Corporate Services.
          The stronger U.S. dollar increased revenue growth by $170 million or 8.4 percentage points year over year and $87 million or 3.1 percentage points from the fourth quarter. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.
Net Interest Income
Net interest income increased $117 million or 9.6% from a year ago, driven by volume growth in all of the operating groups, partly offset by a significant decline in Corporate Services. Average earning assets increased $16 billion, due primarily to the stronger U.S. dollar, acquisitions and organic loan growth in P&C U.S. and growth in corporate lending in BMO Capital Markets.
          Relative to the fourth quarter, net interest income fell $82 million. Average earning assets increased $20 billion, due primarily to increased assets relating to higher customer deposit balances, reflecting the attraction of bank deposits in difficult times, and increased money market securities balances in BMO Capital Markets.
          BMO’s overall net interest margin on earning assets for the first quarter of 2009 was 1.51%, or 6 basis points higher than in the first quarter of the prior year and 20 basis points lower than in the fourth quarter. The main drivers of the change in total bank margin are the level of net interest income recorded in Corporate Services, the individual group margins and the change in the magnitude of each operating group’s assets. The year-over-year increase of 6 basis points was mainly due to higher volumes in more profitable products in P&C Canada and strong performance in interest-rate-sensitive businesses in BMO Capital Markets, partially offset by reduced net interest income in Corporate Services. Private Client Group had a significant margin decline but it is a relatively smaller group and its effect on the total bank margin change was minimal.
          Net interest margins improved 14 basis points in P&C Canada relative to a year ago due to higher volumes in more profitable products including personal loans and cards, pricing initiatives in light of rising long-term funding costs and favourable prime rates relative to BA rates, partially offset by lower mortgage refinancing fees. Relative to the fourth quarter, P&C Canada net interest margin improved 10 basis points, due to the same factors outlined above. The fourth quarter margin was elevated by the impact of interest on tax refunds. Margins improved in P&C U.S. due to better deposit spreads. BMO Capital Markets margin rose from a year ago and from the previous quarter mainly due to higher spreads in interest-rate-sensitive businesses. Corporate Services net interest income fell significantly. The decline was in large part due to the negative carry on certain asset-liability management interest rate positions resulting from the impact of market interest rate changes, and funding activities to further enhance our strong liquidity position.

BMO Financial Group First Quarter Report 2009 • 7

Net Interest Margin (teb)*

		Increase	Increase
		(Decrease) vs.	(Decrease) vs.
(In basis points)	Q1-2009	Q1-2008	Q4-2008

P&C Canada	272	14	10
P&C U.S.	305	8	5

Personal and Commercial Client Group	279	15	10
Private Client Group	848	(19)	(69)
BMO Capital Markets	107	41	24
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm

Total BMO	151	6	(20)

Total Canadian Retail**	310	19	8

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm-	not meaningful

Non-Interest Revenue
Non-interest revenue increased $299 million or 37% from a year ago. Non-interest revenue was affected by the $528 million of charges outlined in the Effects of the Capital Markets Environment on First Quarter Results section. They included reductions in trading non-interest revenue ($285 million), investment securities gains ($226 million) and other income ($17 million). Non-interest revenue in the first quarter of 2008 was affected by $488 million of charges outlined in the Notable Items section. They included reductions in trading non-interest revenue ($420 million), investment securities gains ($23 million) and other income ($45 million).
          There was growth in P&C Canada due to higher revenue from cards and Moneris businesses, and strong growth in BMO Capital Markets due to higher trading revenues and in Corporate Services due to strong growth in securitization revenue.
          Securitization revenues increased $184 million from a year ago to $264 million. The increase was attributable to $124 million from securitizing credit card loans and $60 million from securitizing residential mortgages. Revenues included gains of $26 million on the sale of loans for new securitizations, up $21 million from a year ago, and gains of $156 million on sales of loans to revolving securitization vehicles, up $102 million from a year ago. The securitization of assets results in the recognition of less interest income ($170 million less in 2009), reduced credit card fees ($126 million less in 2009) and lower provisions for credit losses ($32 million less in 2009). The combined impact of securitizing assets in the current and prior periods had no impact on pre-tax income in the current quarter. We securitize loans primarily to obtain alternate sources of cost-effective funding. In the quarter, we securitized $4.7 billion of residential mortgage loans. Securitizations are detailed in Note 4 of the unaudited financial statements.
          Investment securities losses were up $312 million largely due to charges associated with the weak capital markets environment. Private Client Group non-interest revenue decreased primarily due to lower fee-based and commission revenue in the full-service investing business and lower mutual fund revenue.
           Relative to the fourth quarter, non-interest revenue decreased $289 million or 21%. The decrease was due to reduced revenues in all of the operating groups and Corporate Services. P&C Canada revenues decreased due to lower securitization revenues. Private Client Group non-interest revenue decreased due to lower revenue in the brokerage businesses and lower fee-based revenue in the mutual fund businesses.
BMO Capital Markets non-interest revenue fell sharply due to the impact of the current quarter’s charges to trading revenues and investment securities gains, partially offset by the impact of increased equity underwriting activities. Corporate Services non-interest revenues fell primarily due to mark-to-market losses on hedging activities compared with gains in the fourth quarter. The market interest rate volatility has resulted in mark-to-market adjustments to derivative hedges that do not qualify for hedge accounting. These adjustments are expected to reverse over the life of the hedges and no economic loss is expected.
Non-Interest Expense
Non-interest expense increased $227 million from a year ago to $1,841 million. Expenses were raised by the $92 million effect of the stronger U.S. dollar, the $40 million impact of acquired businesses and a $30 million increase in severance costs. Adjusted for these items, non-interest expense increased $65 million or 4.0%. There were higher performance-based costs, pension costs and business development costs. Performance-based compensation costs were up in BMO Capital Markets but down in Private Client Group.
          There were higher expenses in each of the operating groups, particularly BMO Capital Markets and P&C U.S. largely due to acquisitions, with modest growth in Private Client Group. BMO Capital Markets employee costs were higher primarily due to variable compensation as a result of improved revenue performance, as well as severance costs. Corporate Services had increased benefit costs, higher FDIC insurance premiums as a result of enhancements to protection levels and increased premium rates, and higher capital tax expense due in part to increased capital.
          Cash operating leverage was 6.4% in the quarter.
          Non-interest expense increased $23 million or 1.2% from the fourth quarter. Expenses were raised by the $47 million effect of the stronger U.S. dollar and by $45 million of stock-based compensation costs for employees eligible to retire that are booked annually in the first quarter. Adjusted for these items, non interest expense decreased $69 million, in part due to reductions in variable compensation and acquisition integration costs, partially offset by higher severance costs in BMO Capital Markets and higher benefits costs across the groups.

8 • BMO Financial Group First Quarter Report 2009

Risk Management
Market conditions continued to be extremely volatile through the first quarter, due to concerns related to the U.S. real estate market and global recessionary pressures. These concerns have led to continued weakness in the credit environment and further tightening of credit markets.
          Specific provisions for credit losses in the current quarter totalled $428 million, comprised of $111 million in Canada and $317 million in the United States. In the first quarter of 2008, provisions totalled $230 million, consisting of $170 million of specific provisions and a $60 million increase in the general allowance. In the fourth quarter of fiscal 2008, there were $315 million of specific provisions and a $150 million increase in the general allowance.
          BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the operating groups quarterly based on their share of expected credit losses over an economic cycle. The difference between quarterly charges based on expected losses over the credit cycle and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following outlines provisions for credit losses based on actual losses for the quarter. In the first quarter of 2009, BMO’s $428 million specific provision for credit losses was comprised of $111 million in P&C Canada, $192 million in P&C U.S. and $125 million in BMO Capital Markets. In the first quarter of 2008, BMO’s $170 million specific provision for credit losses was comprised of $70 million in P&C Canada, $30 million in P&C U.S. and $70 million in BMO Capital Markets. In the fourth quarter of 2008, BMO’s $315 million specific provision for credit losses was comprised of $99 million in P&C Canada, $96 million in P&C U.S. and $120 million in BMO Capital Markets. There were no provisions in respect of Private Client Group in any of the periods.
          Specific provisions this quarter represented 90 basis points of average net loans and acceptances compared with 40 basis points a year ago and a 23 basis point average over the past five years. Effective in the first quarter of 2009, we report credit statistics on a basis that excludes securities borrowed or purchased under resale agreements from loans. All comparative figures have been restated.
          New impaired loan formations totalled $712 million in the quarter, down from $806 million in the previous quarter but in line with $708 million in the same quarter a year ago. The U.S. commercial real estate and manufacturing sectors accounted for the majority of first quarter formations. There were no impaired loan sales in the first quarter, consistent with the prior quarter but compared with $11 million of sales a year ago. Gross impaired loans were $2,666 million at the end of the first quarter, up from $2,387 million at the end of the prior quarter due to the formations discussed above.
          The total allowance for credit losses was $1,741 million, compared with $1,747 million in the prior quarter, and was comprised of a specific allowance of $407 million and a general allowance of $1,334 million. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and increased $13 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate.
          BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios which, excluding securities borrowed or purchased under resale agreements, represented 73.1% of the loan portfolio at the end of the quarter, down from 73.8% in the previous quarter and 78.2% a year ago. The declines were due to strong growth in corporate loans. Approximately 88.0% of the consumer portfolio is comprised of secured loans. Excluding credit card loans, approximately 90.1% of consumer loans are secured. In the United States, the consumer portfolio totals US$16.6 billion and is primarily comprised of three main asset classes: residential first mortgages (39%), home equity products (31%) and indirect automobile loans (27%).
          We expect the credit environment to continue to be challenging through 2009 as the global economy continues to experience a significant slowdown.
          BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 77 to 82 of BMO’s 2008 Annual Report. As disclosed in the preceding quarter, certain positions were transferred from our trading portfolio to our available-for-sale portfolio in the fourth quarter of 2008. These positions, however, remained in our Comprehensive VaR and Issuer Risk measures throughout the fourth quarter. The removal of these positions from our Comprehensive VaR and Issuer Risk measures in the first quarter is the primary reason for the decrease in our Trading and Underwriting Market Value Exposure (MVE) and Earnings Volatility (EV) quarter over quarter. The interest rate risk associated with these positions is now being captured in our Interest Rate Risk (accrual) MVE measures. There were no significant changes to our Trading and Underwriting market risk management practices over the quarter.
          There have been no significant changes to the levels of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite recent market developments. During the quarter our liquidity and funding positions were strengthened, as reflected by growth in cash resources of $5.3 billion and core deposits of $9.9 billion. Core deposits provide a stable funding base as they are generally less responsive to changes in the market environment than larger institutional deposits. Core deposits are comprised of individual customer operating and savings deposits and small fixed-date deposits. In the quarter, deposits from individuals increased by $8.5 billion.
          There was no significant change in our structural market risk management practices during the quarter. There has been an increase in structural market risk, as reflected in the increase in 12-month earnings volatility in the attached table. The increase is attributable to the fact that further reductions in interest rates would be expected to lower yields on assets more than rates paid on deposits.
          This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2009 • 9

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)				Q1-2009	Q4-2008	Q1-2008

New specific provisions				483	361	205
Reversals of previously established allowances				(19)	(23)	(13)
Recoveries of loans previously written-off				(36)	(23)	(22)

Specific provision for credit losses				428	315	170
Increase in the general allowance				–	150	60

Provision for credit losses				428	465	230

Specific PCL as a % of average net loans and acceptances (annualized)				0.90%	0.68%	0.40%
PCL as a % of average net loans and acceptances (annualized)				0.90%	1.01%	0.55%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period				2,387	1,798	720
Additions to impaired loans & acceptances				712	806	708
Reductions in impaired loans & acceptances (1)				58	170	21
Write-offs				(491)	(387)	(102)

GIL, End of Period				2,666	2,387	1,347

GIL as a % of gross loans & acceptances				1.39%	1.26%	0.79%
GIL as a % of equity and allowances for credit losses				11.91%	11.34%	7.46%

(1)  Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q1-09 $158MM; Q4-08 $137MM; and Q1-08 $87MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)		Market value exposure (MVE)			12-month earnings volatility
		Jan. 31 2009	Oct. 31 2008		Jan. 31 2009	Oct. 31 2008

Trading and Underwriting		(23.5)	(33.4)		(18.1)	(28.7)
Structural		(276.1)	(267.9)		(100.5)	(30.2)

BMO Financial Group		(299.6)	(301.3)		(118.6)	(58.9)

* Measured at a 99% confidence interval. Losses are in brackets. Total Trading and Underwriting MVE Summary ($ millions)*
		For the quarter ended January 31, 2009			As at October 31, 2008
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodities Risk	(0.4)	(0.8)	(1.7)	(0.4)		(0.9)
Equity Risk	(9.6)	(9.9)	(16.3)	(5.9)		(7.3)
Foreign Exchange Risk	(6.3)	(1.4)	(6.8)	(0.7)		(1.4)
Interest Rate Risk (Mark-to-Market) (1)	(16.1)	(19.4)	(29.1)	(14.2)		(30.6)
Diversification (2)	10.7	9.1	nm	nm		6.4

Comprehensive Risk	(21.7)	(22.4)	(31.2)	(16.6)		(33.8)
Interest Rate Risk (accrual)	(9.8)	(11.5)	(14.6)	(5.7)		(11.6)
Issuer Risk	(4.7)	(5.8)	(8.5)	(4.2)		(6.1)

Total MVE	(36.2)	(39.7)	(52.1)	(29.6)		(51.5)

nm- not meaningful
* One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
(1) In the first quarter of 2009, measures exclude securities transferred to the available-for-sale portfolio in the fourth quarter of 2008.
(2) Computation of a diversification effect for the high and low is not meaningful.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*
(After-tax Canadian equivalent)		Economic value sensitivity			Earnings sensitivity over the next 12 months
		Jan. 31 2009	Oct. 31 2008		Jan. 31 2009	Oct. 31 2008

100 basis point increase		(222.7)	(220.8)		10.6	(4.4)
100 basis point decrease		220.8	169.2		(22.1)	(21.0)

200 basis point increase		(472.3)	(488.6)		5.4	(16.2)
200 basis point decrease		417.9	328.4		(123.3)	(177.6)

* Losses are in brackets and benefits are presented as positive numbers.
10 • BMO Financial Group First Quarter Report 2009

Income Taxes
As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.
          The recovery of income taxes decreased $20 million from the first quarter of 2008 and increased $22 million from the fourth quarter of 2008, to a recovery of $71 million. The effective tax rate for the quarter was a recovery rate of 41.0%, compared with recovery rates of 50.3% in the first quarter of 2008 and 9.2% in the fourth quarter of 2008.
          The tax recoveries for the quarter were primarily due to the capital markets environment charges which resulted in a lower proportion of income for the quarter from higher-tax-rate jurisdictions. Excluding the impact of capital markets environment charges, the adjusted effective tax rate for the quarter was 14.0%, compared with 13.0% in first quarter of 2008. The weak economic environment as well as difficult credit and capital market conditions create added uncertainty in the estimation of future financial performance and therefore the sustainable tax rate. Accordingly, we will not be disclosing a sustainable tax rate range in the current environment.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax recoveries in shareholders’ equity of $66 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the attached unaudited consolidated financial statements for further details.

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q1-2009	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Total revenue	2,442	2,813	2,746	2,620	2,026	2,200	2,555	2,528
Provision for credit losses – specific	428	315	434	151	170	101	91	59
Provision for credit losses – general	–	150	50	–	60	50	–	–
Non-interest expense	1,841	1,826	1,782	1,680	1,614	1,631	1,659	1,614
Restructuring charge	–	(8)	–	–	–	24	–	–

Total non-interest expense	1,841	1,818	1,782	1,680	1,614	1,655	1,659	1,614
Net income	225	560	521	642	255	452	660	671

Basic earnings per share ($)	0.39	1.06	1.00	1.25	0.48	0.89	1.30	1.31
Diluted earnings per share ($)	0.39	1.06	0.98	1.25	0.47	0.87	1.28	1.29
Net interest margin on earning assets (%)	1.51	1.71	1.59	1.48	1.45	1.47	1.61	1.65
Effective income tax rate (%)	(41.0)	(9.2)	(12.2)	16.3	(50.3)	(19.3)	15.7	19.4
Canadian/U.S. dollar exchange rate (average)	1.23	1.11	1.01	1.01	1.00	1.00	1.07	1.14

Net income:
P&C Canada	325	333	331	320	291	293	361	333
P&C U.S.	34	12	28	30	26	33	25	29

Personal and Commercial Banking	359	345	359	350	317	326	386	362
Private Client Group	57	75	108	107	96	101	99	97
BMO Capital Markets	179	290	263	187	(29)	46	194	197
Corporate Services, including T&O	(370)	(150)	(209)	(2)	(129)	(21)	(19)	15

BMO Financial Group	225	560	521	642	255	452	660	671

BMO’s quarterly earning trends were reviewed in detail on pages 87 and 88 of the 2008 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2007 through the first quarter of fiscal 2009.
          Notable items have affected revenues in BMO Capital Markets. There were commodities losses of $171 million and $149 million in the second and third quarters of 2007 with smaller losses in 2008 as the size and risk of the portfolio was reduced. The fourth quarter of 2007 through first quarter of 2009 reflected charges related to the effects of the capital markets environment. The charges were largely reflected in BMO capital markets and amounted to $318 million, $488 million, ($42 million), $134 million, $45 million and $528 million, respectively. BMO Capital Markets other businesses that were not affected by notable items performed very strongly over the course of 2007 but market conditions were softer in 2008 with improvement in the first quarter of 2009.
          Personal and Commercial Banking has continued to benefit from strong volume growth over 2007 and into 2009, with favourable movements in market share in a number of key businesses. Its focus on customer service has produced strong results over 2008 into 2009. P&C U.S. has operated in a difficult business environment over the past year and results in 2008 and 2009 have increasingly been impacted by the effects of the credit environment, which lowers revenues and increases expenses. Its

BMO Financial Group First Quarter Report 2009 • 11

results in the fourth quarter of 2008 were affected by the completion of the integration of the Wisconsin acquisitions.
          Private Client Group results had demonstrated fairly consistent growth as capital markets were quite strong over the course of 2007, with revenue growth slowing in late 2007 and in 2008. Managed and administered asset levels fell in the fourth quarter of 2008 and first quarter of 2009 amid weak equity markets. This, together with charges related to assisting certain U.S. clients in the difficult environment, lowered results in the two most recent quarters.
          Corporate Services results reflect increased provisions for credit losses because of BMO’s allocation of provisions on an expected loss basis. Results in the most recent quarter were also affected by low revenues as explained in the Corporate Services section.
          Provisions for credit losses are higher as economic conditions have softened from the particularly favourable credit environment of past years.
          The U.S. dollar strengthened late in 2008 and especially in the first quarter of 2009, after having weakened over the course of past years. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.
Balance Sheet
Total assets of $443.2 billion increased $27.1 billion from October 31, 2008 including the impact of a stronger U.S. dollar that increased the translated value of U.S.-denominated assets by $3.8 billion. The $27.1 billion increase primarily reflects growth in derivative assets of $16.4 billion, cash resources of $5.3 billion, securities borrowed or purchased under resale agreements of $4.3 billion and net loans and acceptances of $3.1 billion, partially offset by decreases in securities of $1.7 billion and other assets of $0.3 billion.
          The $16.4 billion increase in derivative financial assets was primarily in interest rate contracts, due to the effects of movement in interest rates, and in commodity contracts, partially offset by a decrease in foreign exchange and equity contracts. Similar movements were observed in derivative financial liabilities.
          The growth in securities borrowed or purchased under resale agreements of $4.3 billion was a result of higher trading activity. The increase in net loans and acceptances of $3.1 billion was due to an increase in acceptances of $1.3 billion, an increase in residential mortgages of $0.8 billion in the Canadian portfolio, higher consumer instalment and other personal loans of $0.6 billion and higher loans to businesses and governments of $0.4 billion.
          The $5.3 billion increase in cash resources was largely attributable to growth in demand deposits from corporate clients. These deposits have been invested on a short-term basis with the U.S. Federal Reserve.
          Liabilities and shareholders’ equity increased $27.1 billion from October 31, 2008 including $3.8 billion due to the effects of the stronger U.S. dollar. The $27.1 billion increase primarily reflects growth in derivative financial liabilities of $17.7 billion, deposit growth of $6.9 billion, higher securities lent or sold under repurchase agreements of $3.5 billion and higher shareholders’ equity of $1.4 billion, partially offset by a decrease in securities sold but not yet purchased of $2.4 billion.
          Deposits by banks, which account for 12% or $31.4 billion of total deposits, increased $1.1 billion and were used in trading activities. Deposits by businesses and governments, which account for 50% or $133.4 billion of total deposits, decreased $2.7 billion. Deposits from individuals, which account for the remaining 38% or $99.8 billion of total deposits, increased $8.5 billion, primarily in fixed-term deposits and demand deposits and were used to fund growth in loans and to reduce short-term deposits from businesses and governments. Increased deposit balances reflect the attraction of bank deposits in difficult times. The net increase in securities lent or sold under repurchase agreements and securities sold but not yet purchased were used in trading activities.
          The increase in shareholders’ equity of $1.4 billion largely reflects $1.0 billion raised by the issuance of 33.3 million common shares.
          Contractual obligations by year of maturity were outlined in Table 20 on page 100 of BMO’s 2008 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

12 • BMO Financial Group First Quarter Report 2009

Capital Management
At January 31, 2009, BMO’s Tier 1 Capital Ratio was 10.21%, with Tier 1 capital of $19.7 billion and risk-weighted assets (RWA) of $193.0 billion. The ratio remains strong, and increased 44 basis points from 9.77% in the fourth quarter primarily due to growth in capital.
          Capital grew primarily due to net capital issuance in the quarter. We completed the issuance of 33,340,000 common shares for gross proceeds of approximately $1 billion on December 24, 2008 and we completed the issuance of $150 million of 6.50% Preferred Shares Series 18 on December 11, 2008. BMO Capital Trust II, a closed-end trust wholly-owned by BMO, issued $450 million of 10.22% BMO Tier 1 Notes — Series A on December 18, 2008 that qualify as innovative Tier 1 capital. We redeemed the $250 million of 4.75% Preferred Shares Series 6 on November 25, 2008. We also adopted a new Basel II requirement on November 1, 2008, whereby investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Previously the deductions were taken from Tier 2 capital.
          BMO’s Total Capital Ratio was 12.87% at January 31, 2009. The ratio increased 70 basis points from 12.17% in the fourth quarter for the reasons outlined above as well as an increase in the allowable general allowance included in Tier 2 capital.
          The foregoing capital ratios do not reflect the impact of the acquisition of AIG’s Canadian insurance business announced on January 13th. The acquisition is expected to reduce the Tier 1 Capital Ratio and Total Capital Ratio by less than 15 and 25 basis points, respectively, when it closes later this year.
          During the quarter, 1,351,977 shares were issued due to the exercise of stock options, share exchanges and the dividend reinvestment plan. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter.
          On March 3, 2009, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable May 28, 2009 to shareholders of record on May 1, 2009. Common shareholders who, in lieu of cash, elect to have this dividend reinvested in additional common shares under BMO’s Shareholder Dividend Reinvestment and Share Purchase Plan, will receive a two percent discount from the average market price of the common shares (as defined in the plan).
          This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.
Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q1 2009	Q4 2008

Common shareholders’ equity	16,929	15,974
Non-cumulative preferred shares	1,896	1,996
Innovative Tier 1 Capital Instruments	2,942	2,486
Non-controlling interest in subsidiaries	29	39
Goodwill and excess intangible assets	(1,706)	(1,635)
Accumulated net after-tax unrealized losses from available-for- sale equity securities	(40)	(15)

Net Tier 1 Capital	20,050	18,845
Securitization-related deductions	(142)	(115)
Expected loss in excess of allowance – AIRB approach	–	–
Substantial investments	(198)	–
Other deductions	–	(1)

Adjusted Tier 1 Capital	19,710	18,729

Subordinated debt	4,389	4,175
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gain from available-for- sale equity securities	–	–
Eligible general allowance for credit losses	607	494

Total Tier 2 Capital	5,796	5,469
Securitization-related deductions	(9)	(6)
Expected loss in excess of allowance – AIRB approach	–	–
Substantial Investments/Investment in insurance subsidiaries	(655)	(871)
Other deductions	–	–

Adjusted Tier 2 Capital	5,132	4,592

Total Capital	24,842	23,321

Risk-Weighted Assets (RWA)
(Canadian $ in millions)	Q1 2009	Q4 2008

Credit risk	163,781	163,616
Market risk	12,386	11,293
Operational risk	16,798	16,699

Total risk-weighted assets	192,965	191,608
Regulatory floor	–	–
Total Transitional Risk-Weighted Assets	192,965	191,608

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 25, 2009	Canadian dollar amount

Common shares	540,737,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18 (note 1)	$150,000,000
Convertible into common shares:
Class B Preferred Shares
Series 10	$396,000,000
Stock options
– vested	14,167,000
– non-vested	7,051,000

Details on share capital are outlined in Notes 21 and 23 to the audited financial statements on pages 135,136 and 137 and the table on page 62 in the Annual MD&A included in the 2008 Annual Report.
Note 1: No series 17 shares have been issued.

BMO Financial Group First Quarter Report 2009 • 13

Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after December 31, 2005, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Credit Rating
BMO’s senior debt credit ratings remain unchanged with a stable outlook. All four ratings are indicative of high-grade, high-quality issues. They remain: DBRS (AA); Fitch (AA-); Moody’s (Aa1); and Standard & Poor’s (A+).
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 28 of the audited consolidated financial statements on page 146 of the 2008 Annual Report.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments and VIEs, which are described on page 68 of the 2008 Annual Report and in Notes 5 and 7 to the attached unaudited consolidated financial statements. See the Financial Instruments in the Difficult Credit Environment section for changes to our off-balance-sheet arrangements during the three months ended January 31, 2009.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2008 audited consolidated financial statements outline our significant accounting policies.
          Pages 69 to 71 of the 2008 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the 2008 Annual Report to review that discussion.
Accounting Changes
Goodwill and Intangible Assets
On November 1, 2008, BMO adopted the CICA’s new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. New rules required us to reclassify certain computer software from premises and equipment to intangible assets. The impact of implementation of this standard was not material to our results of operations or financial position and had no impact on net income. See Note 2 to the interim consolidated financial statements.
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective November 1, 2011, we expect to adopt IFRS as the basis for preparing our consolidated financial statements.
          Due to anticipated changes in International Accounting Standards prior to transition to IFRS, we are not in a position to determine the impact on our financial results.
          Our transition plan to meet the requirements of IFRS remains on track. Page 71 of our 2008 Annual Report contains a discussion of the key elements of our transition plan and readers are encouraged to refer to the 2008 Annual Report to review that discussion.

14 • BMO Financial Group First Quarter Report 2009

Financial Instruments in the Difficult Credit Environment
Pages 62 to 67 of BMO’s 2008 annual report provided enhanced disclosure related to financial instruments that, effective in 2008, markets started to consider to be carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature of BMO’s exposures at January 31, 2009 that are discussed in the sections that follow.
Consumer Loans
In the United States, the consumer portfolio totals US$16.6 billion and is primarily comprised of three asset classes: residential first mortgages (39%), home equity products (31%) and indirect automobile loans (27%). The balance of the U.S. portfolio includes our limited exposure to other retail lending products including a nominal US$3 million of credit card loans that relate to the Wisconsin acquisitions.
          In Canada, the consumer portfolio totals $73 billion and is also comprised of three main asset classes: residential mortgages (54%), instalment and other personal loans (43%) and credit card loans (3%).
          The sections below discuss subprime mortgage loans, Alt-A mortgage loans and home equity products, portfolios that are of increased investor interest in today’s environment.
Subprime First Mortgage Loans
In the United States, we have US$0.27 billion (US$0.25 billion at October 31, 2008) of first mortgage loans that had subprime characteristics at the date of authorization. A small portion of the above is in respect of uninsured loans with a loan-to-value ratio above 80% at issuance. A modest $7.1 million or 2.60% ($5.4 million or 2.14% at October 31, 2008) of the portfolio was 90 days or more in arrears. This compares with a rate of 1.31% on BMO’s total U.S. first mortgage loan portfolio.
          In Canada, BMO does not have any subprime mortgage programs. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently we do not categorize loans based upon credit scores alone.
          We also have net exposure of US$140 million (US$159 million at October 31, 2008) to a business that purchased distressed mortgages (including subprime mortgages) at a discounted price.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition — our Easy Doc and No Doc programs. The programs were discontinued in the third quarter of 2008. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed well. In the United States, our direct Alt-A loans totalled US$1.5 billion (US$1.6 billion at October 31, 2008). Of this, $21 million or 1.39% was 90 days or more in arrears ($10 million or 0.62% at October 31, 2008).
          In Canada, we do not have a mortgage program that we consider Alt-A. In the past, we may have chosen to not verify income or employment for certain customers where there were other strong characteristics supporting the credit worthiness of a loan as part of our credit adjudication process; however, this approach is no longer in use. Our Newcomers to Canada/nonresident mortgage program permits limited income verification but has other strong qualification criteria. There was approximately $2.3 billion ($2.2 billion at October 31, 2008) outstanding under this program. Of this, only $16 million or 0.67% was 90 days or more in arrears ($11 million or 0.51% at October 31, 2008), reflecting the strong credit quality of these loans.
Home Equity Products
In the United States, we have a US$5.1 billion home equity loan portfolio, which amounted to 2.7% of BMO’s total loan portfolio as of January 31, 2009. Of the total portfolio, loans of US$306 million (US$300 million at October 31, 2008) were extended to customers with original credit bureau scores of less than 620, and would be categorized as subprime loans (US$563 million authorized) if included in the mortgage portfolio. Of this amount, only US$4 million or 1.26% was 90 days or more in arrears (US$2 million and 0.81% at October 31, 2008).
          BMO also offered loans under two limited documentation programs within the home equity portfolio in the United States that would be categorized as Alt-A if they were in the first mortgage loans portfolio. The amount authorized under these programs was US$1.0 billion and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage portfolio and, as such, the portfolio has performed well. As at January 31, 2009, US$4 million or 0.67% of the portfolio was greater than 90 days in arrears, little changed from October 31, 2008. This compares with a rate of 0.78% (0.57% at October 31, 2008) for BMO’s total U.S. home equity loan portfolio. We discontinued offering these programs in the third quarter of 2008.
          We also consider home equity loans to customers with credit bureau scores above 620 but below 660 to be a higher-risk component of the loan portfolio. This component of the portfolio was US$0.3 billion and US$3 million or 1.05% of these loans were greater than 90 days in arrears (US$3 million and 0.90% at October 31, 2008).
          Loans having a loan-to-value ratio higher than 90% at issuance represent US$0.3 billion or 6.7% of the U.S. home equity loan

BMO Financial Group First Quarter Report 2009 • 15

portfolio and loans having a loan-to-value ratio higher than 80% to customers with a credit bureau score below 660 at the time of issuance also represent just $0.3 billion of the portfolio.
          In Canada, we have a $14.3 billion ($13.8 billion at October 31, 2008) home equity line of credit portfolio. Authorized amounts total $26.1 billion ($25.4 billion at October 31, 2008). Home equity loans do not exceed loan-to-value ratios of 80% at issuance except in rare circumstances. The home equity line of credit portfolio is high-quality, with only 0.10% of the loans in the portfolio in arrears 90 days or more (0.08% at October 31, 2008). Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 54% of the total portfolio. The others include a blend of first mortgage and higher positions. We also have a $0.3 billion home equity instalment loan portfolio on which less than $2 million of loans are in arrears 90 days or more.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $3.6 billion outstanding as at January 31, 2009 ($5.6 billion authorized), compared with $3.6 billion outstanding ($5.8 billion authorized) at October 31, 2008. Of this amount, $267 million or 7% was considered impaired as at January 31, 2009.
Monoline Insurers and Credit Derivative Product Companies
BMO’s direct exposure to companies that specialize in providing default protection amounted to $719 million ($573 million at October 31, 2008) in respect of the mark-to-market value of counterparty derivatives and $22 million ($19 million at October 31, 2008) in respect of the mark-to-market value of traded credits. The cumulative adjustment for counterparty credit risk recorded against these exposures is $104 million ($60 million at October 31, 2008).
          Approximately 83% of the $719 million (88% of $573 million at October 31, 2008) exposure is related to counterparties rated AA or better. Approximately half of the remainder relates to A rated counterparties and the balance to CCC rated counterparties. Approximately 58% of the $22 million exposure to traded credits is related to counterparties rated BBB- or better and the remainder is primarily related to CCC rated counterparties. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $4.3 billion, (approximately $4.5 billion at October 31, 2008). Most contracts with these companies relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure.
          BMO also held $1,160 million ($1,176 million at October 31, 2008) of securities insured by monoline insurers, of which $756 million were municipal bonds. Approximately 94% (approximately 79% at October 31, 2008) of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 73% (approximately 68% at October 31, 2008) of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.
BMO-Sponsored Canadian Securitization Vehicles
BMO sponsors nine Canadian securitization vehicles. They include three Canadian bank securitization vehicles, two of which hold Canadian residential mortgage loans transferred from BMO while the third holds credit card loans transferred from BMO. BMO’s investment in the asset-backed commercial paper of the two residential mortgage conduits totalled $84 million ($509 million at October 31, 2008). BMO provides $5.1 billion in liquidity facilities to these vehicles and no amounts have been drawn on the facilities. The credit card securitization vehicle issues only term asset-backed securities and does not issue asset-backed commercial paper. As a result, we do not provide any liquidity facilities to this vehicle. Notes issued by the mortgage programs are rated R-1 (high) by DBRS and Prime-1 by Moody’s. The senior notes issued by the credit card programs are rated AAA by DBRS and Aaa by Moody’s.
          We also sponsor six customer securitization vehicles in Canada that hold assets transferred by our customers to provide them with financing. We consolidate the accounts of two of the vehicles where the majority of the expected gain or loss of the vehicles has been deemed as accruing to BMO. In aggregate, these two vehicles hold $248 million of assets, including exposure to $8 million of Canadian residential mortgage loans with subprime characteristics and $63 million of Canadian residential mortgage loans with Alt-A characteristics.
          Notes issued by the remaining four customer securitization conduits are rated R-1 (high) by DBRS and Prime-1 by Moody’s and account for $9.6 billion ($11.0 billion at October 31, 2008) of BMO’s liquidity support facility, which remains undrawn. The assets of each of these four customer securitization conduits consist primarily of diversified pools of Canadian auto receivables and Canadian residential mortgages. These asset classes, combined, account for 74% of the aggregate assets of these four conduits. Their assets include a nominal $96 million of Canadian residential mortgage loans with subprime characteristics and $867 million of Canadian residential mortgage loans with Alt-A characteristics. There are no collateralized debt obligations (CDOs) and no exposure to monoline insurers in these conduits.
          BMO’s investment in the asset-backed commercial paper (ABCP) of the seven non-consolidated vehicles totalled $1.2 billion ($2.6 billion at October 31, 2008). No losses have been recorded on BMO’s investment in the ABCP of these vehicles.

16 • BMO Financial Group First Quarter Report 2009

BMO-Sponsored U.S. Securitization Vehicle
BMO provides committed liquidity support facilities of US$7.5 billion (US$8.2 billion at October 31, 2008) to our U.S. multi-seller ABCP vehicle.
          Approximately 60% of the vehicle’s commitments have been rated by Moody’s or S&P, and all are rated investment grade, with 78% rated A or higher by Moody’s and 100% rated A or higher by S&P. Approximately US$1.4 billion of the commitments are insured by monolines, primarily MBIA and Ambac.
          The vehicle has US$6.0 billion of commercial paper outstanding (US$6.5 billion at October 31, 2008). The ABCP of the conduit is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
Non-Bank Sponsored Canadian Securitization Vehicles
We held $325 million of ABCP of six non-bank-sponsored Canadian vehicles with a carrying value of $187 million as at October 31, 2008. We had not provided backstop liquidity commitments to these vehicles. In the fourth quarter of 2008, we recorded a decline in fair value of $14 million that was charged against other comprehensive income.
          The agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord closed on January 21, 2009 and our $325 million of ABCP was exchanged for $7 million of cash and $323 million of newly issued longer-term notes. At that time, we charged the $14 million decline described above and a further $35 million decline in fair value against securities gains (other than trading). Our $323 million of notes is now carried at its estimated fair value of $145 million in trading assets. As part of the commitment made by Canadian banks to facilitate closing of the restructuring on January 21, 2009 and in addition to our existing exposure of $323 million, BMO provided a senior loan facility of $300 million. No draws have been made on the facility and none are anticipated within the next 18 months.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that provides credit protection via credit default swaps through 12 leveraged super-senior tranches of diversified pools of U.S. and European corporate credits. Apex has exposure to approximately 450 corporate credits that are diversified by geographic region and industry. Approximately 73% are rated investment grade, of which 62% are rated BBB or equivalent. A number of these ratings on the underlying companies are on watch for downgrade.
          Apex has issued $2.2 billion of medium-term notes with terms of five and eight years (the “Notes”), of which BMO’s exposure is $815 million. Another party has a $600 million exposure to the Notes through a total return swap with BMO. The total return swap has a price reset in September, 2009 based on a reference index and BMO has the sole option to terminate the swap at that time. If BMO chooses to extend the swap, its cost is likely to increase due to the terms of the price reset, depending on market conditions at that time.
          A senior funding facility of $1.13 billion (the “Senior Facility”) has been made available to Apex, with BMO providing $1.03 billion of that facility. Advances under the Senior Facility rank ahead of the Notes. As of January 31, 2009, $941 million ($553 million at October 31, 2008) had been advanced through BMO’s committed share of the Senior Facility to fund collateral calls arising from declining mark-to-market values of the underlying credit default swaps. The Notes and the Senior Facility total approximately $3.3 billion and represent about 16% of the approximately $21 billion of net notional credit positions held by the vehicle.
          BMO has entered into credit default swap contracts on the net notional positions with the swap counterparties and into offsetting swaps with Apex. As a result, BMO also has exposure if losses exceed the aggregate $3.3 billion value of the Notes and the Senior Facility.
          In the first quarter, we recorded a total charge of $248 million consisting of a charge of $177 million on our Notes exposure, reducing the carrying value of our $815 million of Notes to $448 million ($625 million at October 31, 2008), and an additional $71 million charge in relation to the total return swap transaction. The decline in fair value in the quarter resulted from deterioration in the credit quality of the underlying portfolios and increases in credit spreads given current market conditions.
          Realized credit losses on the Apex Notes will only be incurred should losses on defaults in the underlying credits exceed the first-loss protection on a tranche. A significant majority of Apex’s positions benefit from substantial first-loss protection. The lowest level of first-loss protection is an estimated 5.7% (an estimated 7.0% at October 31, 2008) on a tranche with a notional amount of $875 million. Its rating was downgraded to BB (high) in February. The second lowest level of first-loss protection is an estimated 10.4% (an estimated 11.2% at October 31, 2008) on a tranche with a notional amount of $342 million. Its rating was downgraded to BBB in the quarter. Each of the other 10 tranches has first-loss protection ranging from 13.5% to 29.7% (14.4% to 30.3% at October 31, 2008), with a weighted average of 23.2%, and all were rated AAA. This substantial first loss protection from future defaults on the AAA tranches is significantly higher than the historical credit loss experience of the corporate credits.

BMO Financial Group First Quarter Report 2009 • 17

If losses were realized on the full notional amounts of $1,217 million represented by the two tranches with the lowest levels of first-loss protection, BMO’s pro-rata realized losses on its exposure of $815 million in Notes would be $450 million (based on BMO’s exposure to $815 million of the $2.2 billion of medium-term notes outstanding). As mentioned above, BMO has recorded unrealized charges of $367 million against its Notes.
Structured Investment Vehicles
We provide senior-ranked funding support through BMO liquidity facilities for two BMO-managed Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland).
          At January 31, 2009, amounts drawn on the facilities totalled US$4.9 billion and €447 million (US$3.7 billion and €477 million at October 31, 2008). The liquidity facilities totalled approximately US$7.1 billion for Links and €641 million for Parkland at January 31, 2009, down from US$7.7 billion and €672 million at October 31, 2008. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes. The total amount drawn under the liquidity facilities is impacted by a number of factors including the pace and price of asset sales, the maturity profile of the senior notes and asset maturities. While the assets of the SIVs mature over time, a significant portion is expected to be repaid in the period between 2010 and 2012.
          Consistent with the strategy of selling assets in an orderly and value-sensitive manner and as a result of weak market conditions, the pace of asset sales remained slow during the quarter. We continue to anticipate that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions. However, for illustrative purposes, if there were no further asset sales and assets were repaid as we anticipate given their terms, we would expect that outstanding amounts under the senior ranked funding facility would peak at $6.5 billion in August 2009 for Links and €620 million in July 2009 for Parkland.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The par value of the subordinate capital notes net of the accumulated deficit in Links and Parkland at January 31, 2009 was US$1.1 billion and €158 million, respectively. The market value of the assets held by Links and Parkland totalled US$5.6 billion and €616 million, respectively, reduced from US$6.8 billion and €698 million at October 31, 2008. While the market value of the SIVs’ assets is currently lower than the amount of senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses.
          The asset quality of Links and Parkland remains high, with approximately 69% of debt securities rated Aa3 or better by Moody’s (84% at October 31, 2008), 62% rated AA- or better by S&P (73% at October 31, 2008) and 98% rated investment grade. Certain of the debt security ratings are on credit watch, for downgrade. The senior notes of the SIVs were downgraded during the quarter to levels consistent with BMO’s senior debt ratings of Aa1 (Moody’s) and A+ (S&P). The SIVs hold no direct exposure to U.S. subprime mortgages. They hold a diversified mix of debt securities and the mix of securities is largely unchanged from October 31, 2008.
Auction-Rate Securities
A disruption in the market for auction-rate securities (ARS) occurred in the early part of 2008. There are no BMO-sponsored ARS programs in the market and BMO did not hold any ARS in its trading portfolio at the end of 2008. However, in the fourth quarter, BMO offered to purchase ARS at par value plus accrued interest from certain client accounts. During the fourth quarter, BMO recorded a charge of $12 million ($8 million after tax) in respect of the valuation of ARS expected to be tendered to our offer. In the current quarter, BMO recorded a charge of $17 million ($11 million after tax). At January 31, 2009, US$143 million of ARS had been tendered to our offer.
Exposure to Major Financial Institutions
Since October 31, 2008, governments in Europe and the United States have continued to provide significant financial support to local financial institutions. Trade flows between countries and regions have been reducing in recent months, which has put pressure on the economies and banking systems in many countries. In view of the foregoing, BMO has continued to proactively manage its major financial institution counterparty exposures.
Caution
Given the uncertainty in the capital markets environment, our capital markets instruments could experience further valuation gains and losses due to changes in market value.
          This Financial Instruments in the Difficult Credit Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

18 • BMO Financial Group First Quarter Report 2009

The following table provides additional detail on other select financial instruments that are held in our investment and trading books. Most of our CDOs and CLOs are fully hedged with other large financial institutions. Net CDO exposure is minimal at $29 million, consisting of the $18 million carrying value of unhedged and wrapped instruments and an $11 million cumulative net loss on hedged investments. Net CLO exposure is also modest, at $107 million, consisting of the $85 million carrying value of unhedged and wrapped investments and a $22 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The difference between hedged investment amounts and carrying value of hedged investment amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are primarily a wide range of corporate assets. Approximately 50% of the hedged investment amounts have been hedged through swaps with three financial institution counterparties rated A+ or better. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts as permitted under counterparty agreements. The remainder of the hedged investment amounts is hedged through three monoline insurer counterparties rated A to AAA.
          During the quarter, BMO closed total return swap arrangements with two financial institutions and delivered the related underlying CDO positions, at a modest gain as both the investments and the hedge instruments closed at values approximating their October 2008 valuations. These hedged investment amounts had carrying values of $1.134 billion at October 31, 2008.
Exposures to Other Select Financial Instruments ($ millions — Cdn) (Note 1)

		Carrying		Carrying
		Value of		Value of	Cumulative
		Unhedged &	Hedged	Hedged	Loss in Value	Cumulative	Net Losses
	Tranche	Wrapped	Investment	Investment	of Hedged	Gain on	on Hedged
As at January 31, 2009	Rating	Investments	Amounts	Amounts	Investments	Hedges	Investments

CDO’s(2)	AAA	18						Sundry securities
	AAA		173	113	(60)	60	–	Hedged with FI’s rated A+ or better
	AAA		316	276	(40)	29	(11)	Hedged with monolines rated AAA (3)
	A- to AA+		303	117	(186)	186	–	Hedged with FI’s rated A+ or better
	CCC or worse		19	–	(19)	19	–	Hedged with FI’s rated AA- or better

		18	811	506	(305)	294	(11)

CLO’s	AAA	85						Mostly U.K. and European mid-size corporate loans
	AAA		686	555	(131)	131	–	Hedged with FI’s rated A or better
	AAA		1,236	1,055	(181)	159	(22)	Hedged with monolines rated A or better

		85	1,922	1,610	(312)	290	(22)

Residential MBS(4)
No subprime	AAA	37						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped(2)	A- to AA+	4						Wrapped with monolines rated AAA (3)
	BBB- to BBB+	17						Wrapped with monolines rated A
	CCC	9						Wrapped with monolines rated CCC
U.S. subprime	AAA		103	54	(49)	48	(1)	Hedged with FI’s rated AA or better
	A- to AA+		100	35	(65)		(65)	Hedged with FI’s rated AA or better
	BBB- to BBB+		62	31	(31)	31	–	Hedged with FI’s rated AA or better
	B- to BB+	1						Mostly low loan-to-value or older U.S. mortgages
	B- to BB+		113	41	(72)	72	–	Hedged with FI’s rated AA or better

		68	378	161	(217)	151	(66)

Commercial MBS	AAA	41						European, U.K. and U.S. commercial real estate loans
	A- to AA+	59						Mostly Canadian commercial and multi-use residential loans

		100

Asset-backed Securities	AAA	219						Mostly Canadian credit card receivables and auto loans
	A- to AA+	136						Mostly Canadian credit card receivables and auto loans
	BBB- to BBB+	63						Collateral notes on Canadian credit card receivables

		418

								FI’s = Financial Institutions

(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.

(2)	CDOs include indirect exposure to approximately $0.2 billion of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with three large non-monoline financial institutions. Amounts exclude the US$1.5 billion notional value of CDO credit default swap (CDS) protection purchases from two credit derivative product company counterparties that have a market value of $406 million and corresponding CDS protection provided to other financial institutions in our role as intermediary.

(3)	Certain ratings are under review.

(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. Residential MBS included in the hedged investment amounts of $378 million have exposure to approximately $184 million of underlying U.S. subprime loans.
BMO Financial Group First Quarter Report 2009 • 19

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q1-2009

	Q1-2009
				Corporate
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	including T&O	Total BMO

Net interest income (teb) (1)	1,065	178	516	(428)	1,331
Non-interest revenue	508	280	211	112	1,111

Total revenue (teb) (1)	1,573	458	727	(316)	2,442
Provision for (recovery of) credit losses	113	1	42	272	428
Non-interest expense	946	375	473	47	1,841

Income before income taxes and non-
controlling interest in subsidiaries	514	82	212	(635)	173
Income taxes (recovery) (teb) (1)	155	25	33	(284)	(71)
Non-controlling interest in subsidiaries	–	–	–	19	19

Net income Q1-2009	359	57	179	(370)	225

Net income Q4-2008	345	75	290	(150)	560

Net income Q1-2008	317	96	(29)	(129)	255

Other statistics

Net economic profit	183	32	(10)	(424)	(219)
Return on equity	21.2%	23.6%	9.9%	nm	4.9%
Operating leverage	1.5%	(12.4%)	143.2%	nm	6.4%
Cash operating leverage	1.4%	(12.5%)	143.2%	nm	6.4%
Productivity ratio (teb)	60.1%	81.7%	65.0%	nm	75.4%
Cash productivity ratio (teb)	59.6%	81.6%	65.0%	nm	75.0%
Net interest margin on earning assets (teb)	2.79%	8.48%	1.07%	nm	1.51%
Average common equity	6,465	937	6,553	2,266	16,221
Average earning assets ($ billions)	151.5	8.3	191.0	(2.3)	348.5
Full-time equivalent staff	20,637	4,562	2,393	9,631	37,223

nm – not meaningful

(1)	Operating group revenues and income taxes are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis. See the Non-GAAP Measures section.
The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2009.
          Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 17 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

20 • Group First Quarter Report 2009

Personal and Commercial Banking (P&C)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009		vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	1,065	125	13%	38	4%
Non-interest revenue	508	42	9%	(31)	(6%)

Total revenue (teb)	1,573	167	12%	7	1%
Provision for credit losses	113	21	22%	12	12%
Non-interest expense	946	89	10%	(22)	(2%)

Income before income taxes and non-controlling
interest in subsidiaries	514	57	13%	17	4%
Income taxes (teb)	155	15	12%	3	2%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	359	42	13%	14	4%

Amortization of intangible assets (after tax)	7	–	–	(1)	(10%)

Cash net income	366	42	13%	13	4%

Return on equity	21.2%		(4.5%)		(1.7%)
Cash return on equity	21.7%		(4.6%)		(1.8%)
Operating leverage	1.5%		nm		nm
Cash operating leverage	1.4%		nm		nm
Productivity ratio (teb)	60.1%		(0.9%)		(1.7%)
Cash productivity ratio (teb)	59.6%		(0.7%)		(1.6%)
Net interest margin on earning assets (teb)	2.79%		0.15%		0.10%
Average earning assets	151,484	9,804	7%	(437)	–

nm – not meaningful
Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009		vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	825	52	7%	10	1%
Non-interest revenue	449	31	7%	(32)	(7%)

Total revenue (teb)	1,274	83	7%	(22)	(2%)
Provision for credit losses	95	12	14%	6	7%
Non-interest expense	715	23	4%	(10)	(1%)

Income before income taxes and non-controlling
interest in subsidiaries	464	48	12%	(18)	(4%)
Income taxes (teb)	139	14	10%	(10)	(7%)
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	325	34	12%	(8)	(2%)

Amortization of intangible assets (after tax)	1	1	100%	1	+100%

Cash net income	326	35	12%	(7)	(2%)

Personal, Insurance & Other revenue	626	21	3%	(44)	(7%)
Commercial revenue	346	5	1%	12	4%
Cards revenue	302	57	24%	10	4%
Operating leverage	3.5%		nm		nm
Cash operating leverage	3.5%		nm		nm
Productivity ratio (teb)	56.2%		(1.9%)		0.2%
Cash productivity ratio (teb)	56.1%		(1.9%)		0.2%
Net interest margin on earning assets (teb)	2.72%		0.14%		0.10%
Average earning assets	120,217	963	1%	(3,590)	(3%)

nm – not meaningful
BMO Financial Group First Quarter Report 2009 • 21

Q1 2009 vs Q1 2008
Net income of $325 million increased $34 million or 12% from a year ago, despite a slowing economy.
          Revenue rose $83 million or 7.0%, driven by volume growth, higher revenue from cards and Moneris, and an improved net interest margin, partially offset by net investment securities losses.
          Net interest margin increased by 14 basis points due to higher volumes in more profitable products including personal loans and cards, pricing initiatives in light of rising long-term funding costs, and favourable prime rates relative to BA rates, partially offset by lower mortgage refinancing fees.
          In the personal banking segment, revenue increased $21 million or 3.4%. HomeOwner Readiline growth drove our personal loan growth of 21% from the first quarter of 2008. Market share increased 80 basis points from the prior year and 8 basis points from the fourth quarter to 12.07%.
          In a weaker housing market, our mortgage loans declined from a year ago. Positive balance growth from our proprietary channels was offset by the planned runoff of our mortgage broker portfolio. Mortgage market share decreased 110 basis points from a year ago and 24 basis points from the fourth quarter.
          Personal deposits increased 2.8% from the first quarter of 2008. Market share increased 31 basis points relative to the fourth quarter and increased 22 basis point year over year to 12.33% in a highly competitive environment.
          In the commercial banking segment, revenue increased $5 million or 1.4%, due to growth in higher spread loans and deposits and higher activity fees. Growth was negatively impacted by net investment securities losses due to softer equity markets. Loans grew 5.8% from a year ago despite economic weakness and continued intense competition. BMO ranks second in Canadian business banking market share at 19.93%. Market share increased by 56 basis points from the prior year and increased 9 basis points from the fourth quarter. In the $1 to $5 million commercial loan segment, there was loan growth of 8.4% year over year. Market share increased 77 basis points year over year and was flat relative to the fourth quarter. On the deposit side of the business, balance growth of 6.8% was accompanied by a steady increase in the number of commercial operating account customers.
          We are pleased with our improved loyalty scores in personal and commercial banking where we have made gains relative to our competition.
          Cards and Payment Services revenue increased $57 million or 24% year over year, largely due to growth in transactions, balances and yield, as well as higher Moneris revenue. We have grown our card business by leveraging last year’s launch of new products including Shell Mosaik MasterCard, AIR MILES and CashBack rewards.
Our brand marketing and promotions, together with the integration of card sales across the branch system, have resulted in continued growth in the card portfolio.
           Non-interest expense increased $23 million or 3.5%, primarily due to higher employee benefits costs, initiatives spending and Moneris costs. Going forward, we plan to continue to invest strategically to improve our competitive position and, mindful of the current economic environment, continue to manage our tactical spending.
          Average loans and acceptances, including securitized loans, increased $6.8 billion or 5.3% from the first quarter of 2008 and personal and commercial deposits grew $1.3 billion or 2.8%. The group’s cash operating leverage was 3.5%.
Q1 2009 vs Q4 2008
Net income decreased $8 million or 2.2%.
          Revenue decreased $22 million or 1.7% driven by lower securitization revenue and interest on tax refunds in the fourth quarter, partially offset by an improved net interest margin. Net interest margin improved by 10 basis points due to higher volumes in more profitable products, favourable prime rates relative to BA rates, and pricing initiatives in light of rising long-term funding costs, which more than offset the impact of interest on tax refunds in the previous quarter and lower mortgage refinancing fees in the current quarter.
          Non-interest expense decreased $10 million or 1.4% due to lower initiatives spending, advertising and consulting costs, partially offset by higher employee-related expenses including annual stock-based compensation costs for employees eligible to retire and higher employee benefits costs.
          Average loans and acceptances including securitized loans increased $0.5 billion or 0.4% from the fourth quarter, personal deposits increased $0.5 billion or 1.9%, and commercial deposits increased $1.2 billion or 5.2%.

22 • BMO Financial Group First Quarter Report 2009

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009	vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	240	73	44%	28	13%
Non-interest revenue	59	11	23%	1	2%

Total revenue (teb)	299	84	39%	29	11%
Provision for credit losses	18	9	+100%	6	40%
Non-interest expense	231	66	39%	(12)	(5%)

Income before income taxes and non-controlling interest in subsidiaries	50	9	25%	35	+100%
Income taxes (teb)	16	1	21%	13	+100%
Non-controlling interest in subsidiaries	–	–	–	–	–

Net income	34	8	27%	22	+100%

Amortization of intangible assets (after tax)	6	(1)	(14%)	(2)	(15%)

Cash net income	40	7	24%	20	+100%

Operating leverage	(0.1%)		nm		nm
Cash operating leverage	(1.6%)		nm		nm
Productivity ratio (teb)	77.0%		–		(12.8%)
Cash productivity ratio (teb)	74.3%		0.9%		(11.9%)
Net interest margin on earning assets (teb)	3.05%		0.08%		0.05%
Average earning assets	31,267	8,841	39%	3,153	11%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	196	29	17%	5	3%
Non-interest revenue	48	–	–	(4)	(7%)

Total revenue (teb)	244	29	13%	1	1%
Non-interest expense	188	22	13%	(29)	(14%)
Net Income	27	1	3%	16	+100%
Average earning assets	25,481	3,018	13%	168	1%

    nm — not meaningful
Q1 2009 vs Q1 2008
Net income increased $8 million or 27% to $34 million. On a U.S. dollar basis, net income rose $1 million or 3.4% to $27 million.
          The weak credit environment reduced net income in the quarter by US$10 million as there are higher levels of non-performing loans and costs of managing our portfolio have increased.
          Revenue rose US$29 million or 13%. Our Wisconsin acquisitions added US$19 million of the growth. Excluding acquisitions, loans grew US$1.1 billion or 5.6% and deposits grew US$762 million or 4.3%. The effects of volume growth and better deposit spreads were partially offset by lower service charges and other fees and the increased negative impact of weak credit markets of US$7 million.
          Non-interest expense increased US$22 million or 13%. Excluding the US$16 million impact of acquisitions, expenses increased US$6 million, largely due to strategic advertising, costs of branches that were opened during 2008 and higher credit market costs of US$3 million. These factors were partially offset by a reduction of US$6 million in the accrual for Visa litigation.
Q1 2009 vs Q4 2008
Net income increased by $22 million to $34 million. On a U.S. dollar basis, net income rose $16 million to $27 million.
          Revenue increased US$1 million. Deposit growth and better deposit spreads were partially offset by lower service charges and other fees and the increased negative impact of weak credit markets of US$4 million.
          Non-interest expense decreased US$29 million or 14% due to lower integration costs and changes in the Visa litigation accrual.
          Our Retail Net Promoter Score, a measure of the strength of customer loyalty, remained consistent with the prior quarter at 42, and improved from 41 a year ago at a time when others are declining.

BMO Financial Group First Quarter Report 2009 • 23

Private Client Group (PCG)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009	vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	178	23	14%	(6)	(4%)
Non-interest revenue	280	(84)	(23%)	(30)	(10%)

Total revenue (teb)	458	(61)	(12%)	(36)	(7%)
Provision for credit losses	1	–	–	–	–
Non-interest expense	375	3	1%	(10)	(3%)

Income before income taxes	82	(64)	(44%)	(26)	(24%)
Income taxes (teb)	25	(25)	(49%)	(8)	(24%)

Net income	57	(39)	(40%)	(18)	(24%)

Amortization of intangible assets (after tax)	1	–	–	–	–

Cash net income	58	(39)	(40%)	(18)	(24%)

Return on equity	23.6%		(12.8%)		(3.1%)
Cash return on equity	23.9%		(12.8%)		(3.1%)
Operating leverage	(12.4%)		nm		nm
Cash operating leverage	(12.5%)		nm		nm
Productivity ratio (teb)	81.7%		10.0%		4.0%
Cash productivity ratio (teb)	81.6%		10.1%		4.2%
Net interest margin on earning assets (teb)	8.48%		(0.19%)		(0.69%)
Average earning assets	8,318	1,192	17%	305	4%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	40	(22)	(36%)	6	19%
Non-interest expense	53	(6)	(10%)	(7)	(11%)
Net income	(8)	(10)	(+100%)	7	44%
Cash net income	(8)	(11)	(+100%)	7	45%
Average earning assets	2,270	176	8%	59	3%

    nm — not meaningful

Q1 2009 vs Q1 2008
Net income decreased $39 million or 40% to $57 million. Net income in the quarter was lowered by the $17 million ($11 million after tax) charge in respect of last quarter’s decision to assist certain U.S. clients by offering to purchase auction-rate securities from their accounts.
          Revenue decreased $61 million or 12% due in part to the above charges. The stronger U.S. dollar increased revenues by $10 million or 1.9% relative to a year ago. Non-interest revenue decreased primarily due to lower fee-based and commission revenue in the full-service investing business and lower mutual fund revenue on significantly lower client assets, which have been impacted by difficult equity market conditions. Lower trust and investment revenue in North American Private Banking also contributed to the decline. Net interest income increased primarily due to higher deposit balances and spreads in term investment products, partially offset by spread compression in the brokerage businesses. Higher loans and deposits in North American Private Banking also contributed to the growth.
          Non-interest expenses increased $3 million or 0.7%. The stronger U.S. dollar increased expenses by $12 million or 3.1% relative to a year ago. Higher costs associated with last year’s expansion of the sales forces and the impact of the fixed administration fee implemented during the first quarter of 2008 were partially offset by reduced revenue-based costs and incentive compensation. The cash operating leverage was -12.5%.
The Group’s $271 billion of assets under management and administration and term deposits decreased $12 billion or 4.2% year over year. Term deposits increased $8 billion or 21%. Assets under management and administration declined $20 billion or 8.3%, despite the $16 billion or 6.4% benefit related to the stronger U.S. dollar.
Q1 2009 vs Q4 2008
Net income decreased $18 million or 24% from the prior quarter. Results in the prior quarter were affected by $31 million ($19 million after tax) of charges in respect of actions taken to support U.S. clients in the weak capital markets environment. They included charges related to securities of Lehman Brothers Holdings Inc. and in respect of the valuation of auction-rate securities that we offered to purchase from client accounts.
          Revenue decreased $36 million or 7.3%. The impact of the charges in both quarters added $14 million to revenue growth. The stronger U.S. dollar increased revenues by $5 million or 1.1% Revenue was negatively impacted by lower commission revenue in the brokerage businesses, lower fee-based revenue in our mutual fund businesses and lower trust and investment revenue in North American Private Banking, reflecting the negative impact of softer market conditions on the group’s assets under management and administration. Lower net interest income in the brokerage businesses, primarily due to spread compression, also contributed to the decline.

24 • BMO Financial Group First Quarter Report 2009

Non-interest expense decreased $10 million or 2.5%. Reduced revenue-based costs and the effects of cost management were partly offset by higher costs due to the stronger U.S. dollar ($6 million) and stock-based compensation costs for retirement eligible employees that were recognized in the first quarter.
          The group’s assets under management and administration and term deposits decreased $4 billion or 1.4% during the quarter.
Term deposits increased $4 billion or 8.8%, while assets under management and administration decreased $8 billion or 3.4%.

BMO Capital Markets (BMO CM)

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009	vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	516	206	67%	154	43%
Non-interest revenue	211	248	+100%	(149)	(41%)

Total revenue (teb)	727	454	+100%	5	1%
Provision for credit losses	42	13	47%	12	39%
Non-interest expense	473	91	24%	22	5%

Income before income taxes	212	350	+100%	(29)	(12%)
Income taxes (teb)	33	142	+100%	82	+100%

Net income	179	208	+100%	(111)	(38%)

Amortization of intangible assets (after tax)	–	–	–	–	–

Cash net income	179	208	+100%	(111)	(38%)

Trading Products revenue	322	336	+100%	88	38%
Investment and Corporate Banking and Other revenue	405	118	41%	(83)	(17%)
Return on equity	9.9%		12.7%		(8.9%)
Cash return on equity	9.9%		12.6%		(8.9%)
Operating leverage	143.2%		nm		nm
Cash operating leverage	143.2%		nm		nm
Productivity ratio (teb)	65.0%		(75.3%)		2.6%
Cash productivity ratio (teb)	65.0%		(75.2%)		2.6%
Net interest margin on earning assets (teb)	1.07%		0.41%		0.24%
Average earning assets	191,035	4,716	3%	17,215	10%

U.S. Select Financial Data (US$ in millions)
Revenue	485	192	66%	151	46%
Non-interest expense	191	(18)	(8%)	26	17%
Net Income	199	144	+100%	100	100%
Average earning assets	68,889	(5,513)	(7%)	3,820	6%

    nm — not meaningful

Q1 2009 vs Q1 2008
Net income was $179 million, up $208 million from a year ago. Results for the quarter reflected charges of $511 million ($348 million after tax) as described in the Effects of the Capital Markets Environment on First Quarter Results section. Results a year ago reflected $488 million ($324 million after tax) as described in the Notable Items section.
          Revenue rose $454 million to $727 million. The stronger U.S. dollar increased revenues by $134 million relative to a year ago. There was significantly higher trading revenue, stronger corporate banking revenues and continued robust performance in our interest-rate-sensitive businesses. These increases in revenue were partly offset by large net securities losses and continued softness in merger and acquisition fees.
          Trading Products revenue increased significantly from a prior year net loss of $14 million to revenue of $322 million in the current quarter. Trading performance improved considerably in all areas, with the largest improvements in interest rate and equity trading. Our foreign exchange trading business maintained its strong performance of recent quarters. Partially offsetting these revenue increases were large net unrealized securities losses related to valuation adjustments in Apex, non-bank-sponsored asset-backed commercial paper on completion of the Montreal Accord, and other-than-temporary impairments in our available-for-sale portfolios.
          Investment and Corporate Banking and Other revenue increased by $118 million or 41% in part due to significantly higher corporate banking net interest income. Our lending business is starting to see the positive impacts of re-pricing initiatives begun in the prior year. There was also increased trading revenues from mark-to-market gains on credit default swaps used to hedge our loan portfolio. Equity underwriting revenues were particularly strong as we benefited from current economic conditions which have led many companies to shore up their capital base. Mergers and acquisition activity remained soft, which is reflective of the difficult market conditions. In addition, there were net securities losses on certain merchant banking investments.
          Net interest income rose from a year ago due to higher revenues from our interest-rate-sensitive businesses, higher corporate banking net interest income and increased trading net interest income. Trading net interest income consists of interest earned

BMO Financial Group First Quarter Report 2009 • 25

on trading assets less the costs of funding the assets. Net interest margin improved 41 basis points from the prior year due to higher spreads in our interest-rate-sensitive businesses and corporate lending business.
          Non-interest expense increased $91 million or 24%, mainly due to higher employee costs, including higher variable compensation as a result of improved revenue performance and $24 million of severance charges in the quarter. The stronger U.S. dollar increased expenses by $39 million or 10% relative to a year ago.
Q1 2009 vs Q4 2008
Net income decreased $111 million or 38%. The current quarter included charges of $511 million ($348 million after tax) as described in the Effects of the Capital Markets Environment section. Results in the fourth quarter reflected charges of $14 million ($8 million after tax) as described in the Notable Items section. Results in the previous quarter benefited from our group’s $52 million share of BMO’s recovery of prior-period income taxes and from higher tax-exempt income.
          Revenue rose $5 million or 0.7%. The stronger U.S. dollar increased revenues by $68 million. Stronger performance from our interest-rate-sensitive businesses and higher revenues from corporate banking and equity underwriting activity were offset by larger net securities losses, lower trading revenue and reductions in mergers and acquisition activity.
          Non-interest expense was $22 million or 4.8% higher, primarily due to the $24 million charge for severance costs in the current quarter. The stronger U.S. dollar increased expenses by $20 million or 4.4%.

Corporate Services, Including Technology and Operations

		Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except as noted)	Q1-2009	vs. Q1-2008		vs. Q4-2008

Net interest income (teb)	(428)	(237)	(+100%)	(268)	(+100%)
Non-interest revenue	112	93	+100%	(79)	(42%)

Total revenue (teb)	(316)	(144)	(84%)	(347)	(+100%)
Provision for credit losses	272	164	+100%	(61)	(18%)
Non-interest expense	47	44	+100%	25	+100%
Restructuring charge	–	–	–	8	100%

Total non-interest expense	47	44	+100%	33	+100%
Loss before income taxes and non-controlling interest in subsidiaries	635	352	+100%	319	+100%
Income tax recovery (teb)	284	112	66%	99	54%
Non-controlling interest in subsidiaries	19	1	6%	–	–

Net loss	370	241	+100%	220	+100%

U.S. Select Financial Data (US$ in millions)
Revenue	(122)	(56)	(84%)	(113)	(+100%)
Provision for credit losses	224	105	88%	15	7%
Non-interest expense	(14)	6	21%	7	33%
Restructuring charge	–	–	–	2	100%

Total non-interest expense	(14)	6	21%	9	34%
Income tax recovery (teb)	129	59	79%	58	79%
Net loss	208	108	+100%	80	63%

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO Capital Markets) and only relatively minor amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
          There was a net loss of $370 million in the quarter with approximately one-half due to provisions for credit losses and the balance to low revenues. There was a net loss of $129 million in the prior year. Increased provisions for credit losses reflect BMO’s

26 • BMO Financial Group First Quarter Report 2009

expected loss provisioning methodology whereby expected credit losses are charged to the operating groups and the difference between expected losses and actual losses is charged (or credited) to Corporate Services. Lower revenues were attributable to three factors; the impact of market interest rate changes that created a negative carry on certain asset-liability management interest rate positions; mark-to-market losses on hedging activities; and funding activities to further enhance our strong liquidity position. Expenses were higher mainly due to increases in benefit costs, higher FDIC insurance premiums as a result of enhancements to protection levels and increased premium rates, and higher capital tax expense due in part to increased capital.
          There was a $150 million net loss in the fourth quarter of 2008. The net loss increased $220 million from the fourth quarter of 2008 primarily due to lower revenues. Revenues decreased $347 million for the reasons outlined above. Expenses were up $33 million primarily due to increases in benefit costs, FDIC insurance premiums and a recovery of the 2007 restructuring charge in the prior quarter. Results in the fourth quarter included $21 million of recoveries of prior-year income taxes.

Notable items

(Canadian $ in millions, except as noted)	Q1-2009	Q4-2008	Q1-2008

Charges related to deterioration in capital markets environment	528	45	488
Related income taxes	169	18	164

Net impact of charges related to deterioration in capital markets environment (a)	359	27	324

Increase in general allowance	–	150	60
Related income taxes	–	52	22

Net impact of increase in general allowance (b)	–	98	38

Net impact of notable items (a+b)	359	125	362

Notable Items
Q1 2009
Charges related to the capital markets environment in the first quarter are detailed in the Effects of the Capital Markets Environment on First Quarter Results section.
Q1 2008
In the first quarter of 2008, BMO recorded $548 million ($362 million after tax and $0.72 per share) of charges for certain trading activities and valuation adjustments and an increase in the general allowance for credit losses. They included $488 million ($324 million after tax) of charges in respect of the capital markets environment in BMO Capital Markets and a $60 million ($38 million after tax) increase in the general allowance for credit losses to reflect portfolio growth and risk migration recorded in Corporate Services.
          Non-interest revenue in the first quarter of 2008 was affected by the $488 million of charges outlined above. They included reductions in trading non-interest revenue ($420 million), investment securities gains ($23 million) and other income ($45 million).
Q4 2008
BMO’s results in the fourth quarter of 2008 were affected by capital markets environment charges of $45 million ($27 million after tax and $0.06 per share) reflected in BMO Capital Markets and Private Client Group. There were $14 million ($8 million after tax) of charges recorded in BMO Capital Markets and $31 million ($19 million after tax) recorded in Private Client Group.
          The above capital markets environment charges of $45 million were all reflected in non-interest revenue. There was $228 million of losses in securities gains (losses), other than trading, a reduction of $30 million in other revenue and a $213 million increase in trading non-interest revenue.
          Results also reflected a $150 million ($98 million after tax) increase in the general allowance for credit losses recorded in Corporate Services.

BMO Financial Group First Quarter Report 2009 • 27

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2009	Q4-2008	Q1-2008

Total non-interest expense (a)	1,841	1,818	1,614
Amortization of acquisition-related intangible assets (note 1)	(10)	(11)	(10)

Cash-based non-interest expense (b) (note 2)	1,831	1,807	1,604

Net income	225	560	255
Amortization of acquisition-related intangible assets, net of income taxes	8	10	8

Cash net income (note 2)	233	570	263
Preferred share dividends	(23)	(25)	(15)
Charge for capital (note 2)	(429)	(400)	(375)

Net economic profit (note 2)	(219)	145	(127)

Revenue (c)	2,442	2,813	2,026
Revenue growth (%) (d)	20.5	27.9	(2.0)
Productivity ratio (%) ((a/c) x 100)	75.4	64.6	79.7
Cash productivity ratio (%) ((b/c) x 100) (note 2)	75.0	64.2	79.2
Non-interest expense growth (%) (e)	14.1	9.9	(3.5)
Cash-based Non-expense growth (%) (f) (note 2)	14.1	9.9	(3.5)
Operating leverage (%) (d-e)	6.4	18.0	1.5
Cash Operating leverage (%) (d-f) (note 2)	6.4	18.0	1.5
EPS (uses net income) ($)	0.39	1.06	0.47
Cash EPS (note 1) (uses cash net income) ($)	0.40	1.08	0.49

Note 1:	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.

Note 2:	These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
          At times, we indicate certain measures excluding the effects of items but generally do so in conjunction with disclosure of the nearest GAAP measure and provide detail of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to be reflective of ongoing operating results or assist readers’ understanding of performance. To assist readers, we have also provided a schedule that summarizes notable items that have affected results in the reporting periods.
Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.
          Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

28 • BMO Financial Group First Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Interest, Dividend and Fee Income
Loans	$2,213	$2,554	$2,467	$2,609	$2,984
Securities	828	748	705	805	948
Deposits with banks	96	182	203	230	315

	3,137	3,484	3,375	3,644	4,247

Interest Expense
Deposits	1,446	1,590	1,612	1,842	2,297
Subordinated debt	60	61	61	51	49
Capital trust securities and preferred shares	21	23	22	23	23
Other liabilities	279	397	394	554	664

	1,806	2,071	2,089	2,470	3,033

Net Interest Income	1,331	1,413	1,286	1,174	1,214
Provision for credit losses (Note 3)	428	465	484	151	230

Net Interest Income After Provision for Credit Losses	903	948	802	1,023	984

Non-Interest Revenue
Securities commissions and fees	248	270	294	270	271
Deposit and payment service charges	205	203	190	181	182
Trading revenues (losses)	224	435	220	192	(301)
Lending fees	119	120	116	101	92
Card fees	24	58	88	78	67
Investment management and custodial fees	88	87	86	85	81
Mutual fund revenues	114	140	151	144	154
Securitization revenues	264	167	133	133	80
Underwriting and advisory fees	77	66	97	98	92
Securities gains (losses), other than trading	(314)	(252)	(75)	14	(2)
Foreign exchange, other than trading	13	(4)	25	30	29
Insurance income	56	52	56	52	62
Other	(7)	58	79	68	5

	1,111	1,400	1,460	1,446	812

Net Interest Income and Non-Interest Revenue	2,014	2,348	2,262	2,469	1,796

Non-Interest Expense
Employee compensation (Note 9)	1,087	1,007	1,044	980	945
Premises and equipment (Note 2)	327	338	312	300	291
Amortization of intangible assets (Note 2)	51	48	45	45	45
Travel and business development	82	95	87	74	72
Communications	51	57	50	53	42
Business and capital taxes	15	11	20	(1)	12
Professional fees	92	113	102	90	79
Other	136	157	122	139	128

	1,841	1,826	1,782	1,680	1,614

Restructuring Charge (Reversal) (Note 10)	–	(8)	–	–	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	173	530	480	789	182
Income taxes	(71)	(49)	(59)	128	(91)

	244	579	539	661	273
Non-controlling interest in subsidiaries	19	19	18	19	18

Net Income	$225	$560	$521	$642	$255

Preferred share dividends	$23	$25	$19	$14	$15
Net income available to common shareholders	$202	$535	$502	$628	$240
Average common shares (in thousands)	520,020	503,004	504,124	502,054	499,067
Average diluted common shares (in thousands)	523,808	506,591	508,032	506,638	505,572

Earnings Per Share (Canadian $)
Basic	$0.39	$1.06	$1.00	$1.25	$0.48
Diluted	0.39	1.06	0.98	1.25	0.47
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2009 • 29

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Assets
Cash Resources	$26,390	$21,105	$22,054	$22,237	$26,122

Securities
Trading	61,752	66,032	63,628	64,443	63,377
Available-for-sale	35,189	32,115	23,426	22,453	24,341
Other	1,517	1,991	1,821	1,774	1,747

	98,458	100,138	88,875	88,670	89,465

Securities Borrowed or Purchased Under Resale Agreements	32,283	28,033	32,433	33,596	42,937

Loans
Residential mortgages	50,107	49,343	51,757	52,583	53,224
Consumer instalment and other personal	44,355	43,737	40,292	37,954	34,517
Credit cards	2,105	2,120	3,532	4,338	4,685
Businesses and governments	84,557	84,151	71,961	67,942	66,205

	181,124	179,351	167,542	162,817	158,631

Customers’ liability under acceptances	10,716	9,358	9,834	10,345	11,590
Allowance for credit losses (Note 3)	(1,741)	(1,747)	(1,494)	(1,336)	(1,227)

	190,099	186,962	175,882	171,826	168,994

Other Assets
Derivative instruments	81,985	65,586	43,167	44,557	36,857
Premises and equipment (Note 2)	1,709	1,721	1,582	1,570	1,521
Goodwill	1,706	1,635	1,449	1,398	1,189
Intangible assets (Note 2)	676	710	658	662	608
Other	9,868	10,160	8,947	10,642	9,132

	95,944	79,812	55,803	58,829	49,307

Total Assets	$443,174	$416,050	$375,047	$375,158	$376,825

Liabilities and Shareholders’ Equity

Deposits
Banks	$31,422	$30,346	$29,988	$30,938	$34,991
Businesses and governments	133,388	136,111	131,748	122,707	125,312
Individuals	99,770	91,213	86,921	84,935	82,608

	264,580	257,670	248,657	238,580	242,911

Other Liabilities
Derivative instruments	77,764	60,048	36,786	40,347	32,776
Acceptances	10,716	9,358	9,834	10,345	11,590
Securities sold but not yet purchased	16,327	18,792	17,415	20,053	28,393
Securities lent or sold under repurchase agreements	36,012	32,492	28,148	29,894	28,331
Other	12,969	14,071	11,650	13,940	12,478

	153,788	134,761	103,833	114,579	113,568

Subordinated Debt (Note 11)	4,389	4,315	4,204	4,199	3,446

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Preferred Share Liability (Note 12)	–	250	250	250	250

Shareholders’ Equity
Share capital (Note 12)	7,676	6,454	6,458	6,114	5,648
Contributed surplus	76	69	68	67	65
Retained earnings	11,434	11,632	11,471	11,327	11,056
Accumulated other comprehensive income (loss)	81	(251)	(1,044)	(1,108)	(1,269)

	19,267	17,904	16,953	16,400	15,500

Total Liabilities and Shareholders’ Equity	$443,174	$416,050	$375,047	$375,158	$376,825

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group First Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Net income	$225	$255
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	66	(2)
Net change in unrealized gains on cash flow hedges	192	64
Net gain on translation of net foreign operations	74	202

Total Comprehensive Income	$557	$519

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Preferred Shares
Balance at beginning of period	$1,746	$1,196
Issued during the period (Note 12)	150	–

Balance at End of Period	1,896	1,196

Common Shares
Balance at beginning of period	4,773	4,411
Issued during the period (Note 12)	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	35	28
Issued under the Stock Option Plan	10	13

Balance at End of Period	5,818	4,452

Treasury Shares (Note 12)	(38)	–

Contributed Surplus
Balance at beginning of period	69	58
Stock option expense/exercised	5	7
Premium on treasury shares	2	–

Balance at End of Period	76	65

Retained Earnings
Balance at beginning of period	11,632	11,166
Net income	225	255
Dividends – Preferred shares	(23)	(15)
– Common shares	(378)	(350)
Share issue expense	(22)	–

Balance at End of Period	11,434	11,056

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	(74)	35
Unrealized losses on available-for-sale securities arising during the period (net of income taxes of $20 and $12)	(44)	(25)
Reclassification to earnings of losses in the period (net of income taxes of $52 and $10)	110	23

Balance at End of Period	(8)	33

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	258	(166)
Gains on cash flow hedges arising during the period (net of income taxes of $78 and $15)	193	27
Reclassification to earnings of (gains) losses on cash flow hedges (net of income taxes of less than $1 and $17)	(1)	37

Balance at End of Period	450	(102)

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(435)	(1,402)
Unrealized gain on translation of net foreign operations	228	592
Impact of hedging unrealized gain on translation of net foreign operations (net of income taxes of $66 and $185)	(154)	(390)

Balance at End of Period	(361)	(1,200)

Total Accumulated Other Comprehensive Income (Loss)	81	(1,269)

Total Shareholders’ Equity	$19,267	$15,500

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2009 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2009	2008

Cash Flows from Operating Activities
Net income	$225	$255
Adjustments to determine net cash flows provided by (used in) operating activities Write-down of securities, other than trading	241	39
Net loss (gain) on securities, other than trading	73	(37)
Net decrease in trading securities	4,880	9,198
Provision for credit losses	428	230
(Gain) on sale of securitized loans (Note 4)	(182)	(59)
Change in derivative instruments – (Increase) in derivative asset	(16,068)	(3,442)
– Increase (decrease) in derivative liability	17,178	(1,881)
Amortization of premises and equipment	65	61
Amortization of intangible assets	51	45
Net (increase) decrease in future income taxes	(130)	15
Net (increase) in current income taxes	(21)	(461)
Change in accrued interest – Decrease in interest receivable	209	243
– (Decrease) in interest payable	(137)	(55)
Changes in other items and accruals, net	(514)	(973)

Net Cash Provided by Operating Activities	6,298	3,178

Cash Flows from Financing Activities
Net increase in deposits	4,919	4,208
Net increase (decrease) in securities sold but not yet purchased	(2,588)	3,087
Net increase (decrease) in securities lent or sold under repurchase agreements	3,382	(3,902)
Net increase in liabilities of subsidiaries	–	1,665
Repayment of subordinated debt (Note 11)	(140)	–
Redemption of preferred share liability (Note 12)	(250)	–
Proceeds from issuance of preferred shares (Note 12)	150	–
Proceeds from issuance of common shares (Note 12)	1,010	13
Share issue expense	(22)	–
Cash dividends paid	(366)	(337)

Net Cash Provided by Financing Activities	6,095	4,734

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	2,523	(2,746)
Purchases of securities, other than trading	(11,860)	(6,826)
Maturities of securities, other than trading	4,030	5,466
Proceeds from sales of securities, other than trading	5,711	3,972
Net (increase) in loans	(5,498)	(3,957)
Proceeds from securitization of loans (Note 4)	4,637	545
Net (increase) in securities borrowed or purchased under resale agreements	(4,079)	(4,909)
Premises and equipment – net purchases	(41)	(33)
Purchased and developed software – net purchases	(46)	(27)
Acquisitions (Note 8)	(6)	(40)

Net Cash Used in Investing Activities	(4,629)	(8,555)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	53	90

Net Increase (Decrease) in Cash and Cash Equivalents	7,817	(553)
Cash and Cash Equivalents at Beginning of Period	9,134	3,650

Cash and Cash Equivalents at End of Period	$16,951	$3,097

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$15,537	$1,216
Cheques and other items in transit, net	1,414	1,881

	$16,951	$3,097

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,937	$3,046
Amount of income taxes paid in the period	$140	$364

The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 • BMO Financial Group First Quarter Report 2009

Notes to Consolidated Financial Statements
January 31, 2009 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2008 as set out on pages 108 to 151 of our 2008 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
(“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2.

Note 2: Change in Accounting Policy
On November 1, 2008, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. The new rules required us to reclassify certain computer software from premises and equipment to intangible assets. The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Consolidated Balance Sheet
(Decrease) in Premises and Equipment	$(515)	$(506)	$(469)	$(454)	$(456)
Increase in Intangible Assets	515	506	469	454	456

Consolidated Statement of Income
(Decrease) in Premises and Equipment	$(41)	$(37)	$(34)	$(35)	$(35)
Increase in Amortization of Intangible Assets	41	37	34	35	35

The following table outlines the restated software intangible assets for the current and prior periods:

(Canadian $ in millions)
	January 31,	October 31,	July 31,	April 30,	January 31,
	2009	2008	2008	2008	2008

Intangible Assets
Purchased Software (1)	$1,009	$1,003	$980	$974	$971
Developed Software (1) (2)	743	696	614	567	536

Software Intangible Assets	1,752	1,699	1,594	1,541	1,507

Accumulated Amortization	(1,237)	(1,193)	(1,125)	(1,087)	(1,051)

Carrying Value	$515	$506	$469	$454	$456

(1)	Amortized on a straight-line basis over its useful life up to a maximum of 5 years.

(2)	Includes $58 million as at January 31, 2009, $55 million as at October 31, 2008, $57 million as at July 31, 2008, $51 million as at April 30, 2008 and $61 million as at January 31, 2008 of software in development which is not subject to amortization.

BMO Financial Group First Quarter Report 2009 • 33

Note 3: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credits instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2009 and January 31, 2008 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$13	$14	$2	$1	$411	$142	$–	$–	$426	$157
Provision for credit losses	3	1	129	68	296	101	–	–	428	170
Recoveries	–	–	28	19	8	3	–	–	36	22
Write-offs	–	–	(158)	(87)	(333)	(15)	–	–	(491)	(102)
Foreign exchange and other	–	–	–	–	8	3	–	–	8	3

Specific Allowance at end of period	16	15	1	1	390	234	–	–	407	250

General Allowance at beginning of period	8	11	242	327	1,030	517	41	43	1,321	898
Provision for credit losses	13	(3)	16	30	(28)	36	(1)	(3)	–	60
Foreign exchange and other	–	–	–	–	13	19	–	–	13	19

General Allowance at end of period	21	8	258	357	1,015	572	40	40	1,334	977

Total Allowance	$37	$23	$259	$358	$1,405	$806	$40	$40	$1,741	$1,227

Note 4: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three months ended January 31, 2009 and 2008:

(Canadian $ in millions)
					Residential mortgages		Credit card loans		Total
					January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended					2009	2008	2009	2008	2009	2008

Net cash proceeds (1)					$4,617	$548	$–	$–	$4,617	$548
Investment in securitization vehicles (2)					–	–	–	–	–	–
Deferred purchase price					89	24	–	–	89	24
Servicing liability					(20)	(4)	–	–	(20)	(4)

					4,686	568	–	–	4,686	568
Loans sold					4,660	563	–	–	4,660	563

Gain on sale of loans from new securitizations					$26	$5	$–	$–	$26	$5

Gain on sale of loans sold to revolving securitization vehicles					$40	$15	$116	$39	$156	$54

(1) Net cash proceeds represent cash proceeds less issuance costs.			(2) Includes credit card securities retained on-balance sheet by the Bank.

The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

							Residential mortgages		Credit card loans (1)
							January 31,	January 31,	January 31,	January 31,
For the three months ended							2009	2008	2009	2008

Weighted-average life (years)							3.08	4.43	–	–
Prepayment rate (%)							16.56	10.00	–	–
Interest rate (%)							4.07	5.21	–	–
Expected credit losses (2)							–	–	–	–
Discount rate (%)							2.48	4.77	–	–

(1)	There were no credit card securitization transactions in the three months ended January 31, 2009 and 2008.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.

34 • BMO Financial Group First Quarter Report 2009

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding.
     Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $9,385 million as at January 31, 2009 ($11,106 million as at October 31, 2008). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. As at January 31, 2009, we had an exposure of $1,098 million from commercial paper held ($2,139 million as at October 31, 2008) classified as trading securities. The total undrawn backstop liquidity facilities was $9,580 million as at January 31, 2009 ($11,040 million as at October 31, 2008). No amounts have been drawn against the facilities as at January 31, 2009 and October 31, 2008. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) was recorded in our Consolidated Balance Sheet as a derivative asset of $79 million as at January 31, 2009 (derivative asset of $55 million as at October 31, 2008).
     Included in our Consolidated Balance Sheet as at January 31, 2009, were assets of $248 million classified as other assets ($265 million as at October 31, 2008) relating to two VIEs we consolidate as we absorb the majority of the expected losses.
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,642 million (US$6,231 million) as at January 31, 2009 ($7,993 million or US$6,636 million as at October 31, 2008). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. As at January 31, 2009, our exposure related to undrawn backstop liquidity facilities amounted to $9,153 million (US$7,463 million) ($10,015 million or US$8,315 million as at October 31, 2008). As at January 31, 2009, we have provided funding of US$851 million in accordance with the terms of these liquidity facilities (US$851 million as at October 31, 2008). The fair value of derivatives outstanding with this vehicle was recorded in our Consolidated Balance Sheet as a derivative liability of $11 million (US$9 million) as at January 31, 2009 (derivative asset of $1 million or US$1 million as at October 31, 2008). We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. Total assets held by these vehicles amounted to $9,719 million as at January 31, 2009 ($9,719 million as at October 31, 2008), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. We also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding.
The total contract amount of the liquidity support was $5,100 million as at January 31, 2009 and October 31, 2008. No amounts were drawn as at January 31, 2009 and October 31, 2008. As at January 31, 2009, we held $84 million of the commercial paper issued by these vehicles ($509 million as at October 31, 2008) which was classified as trading securities.
     The fair value of derivatives we have outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $156 million as at January 31, 2009 (derivative asset of $121 million as at October 31, 2008).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $3,219 million as at January 31, 2009 ($2,794 million as at October 31, 2008). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at January 31, 2009, $941 million had been drawn against our facility ($553 million as at October 31, 2008). We have also authorized a senior demand facility for Apex of $1 billion. No amounts have been drawn against this facility. We have entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
     We hold mid-term notes (“MTNs”) of Apex with a face value of $815 million which are classified as available-for-sale securities. As at January 31, 2009, we had recorded the MTNs at a fair value of $448 million ($625 million as at October 31, 2008). A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. The total return swap and underlying MTNs are classified as trading instruments. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs totalled $7,847 million as at January 31, 2009, including cash of $2 million (total assets of $9,291 million as at October 31, 2008, including cash of $nil).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $nil as at January 31, 2009 and October 31, 2008. Amounts drawn on the liquidity facility provided to the SIVs totalled $6,752 million as at January 31, 2009 ($5,208 million as at October 31, 2008). Our exposure includes undrawn facilities of $3,012 million as at January 31, 2009 ($5,063 million as at October 31, 2008). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $61 million as at January 31, 2009 (derivative asset of $57 million as at October 31, 2008). We are not required to consolidate these VIEs.

BMO Financial Group First Quarter Report 2009 • 35

Note 6: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)

Fair value of securities as at August 1, 2008	$2,078
Net (sales) purchases	(52)
Fair value change recorded in Other Comprehensive Income	(183)
Other than temporary impairment recorded in income	(29)
Impact of foreign exchange	141

Fair value of securities as at October 31, 2008	1,955

Net (sales/maturities) purchases	(222)
Fair value change recorded in Other Comprehensive Income	31
Other than temporary impairment recorded in income	(50)
Impact of foreign exchange	23

Fair value of securities as at January 31, 2009	$1,737

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities as at January 31, 2009 were as follows:

(Canadian $ in millions)
							Derivative Instruments
	Available-for-sale securities		Trading securities		Fair value liabilities		Asset		Liability
	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,	January 31,	October 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Valued using quoted market prices	$16,916	$9,044	$59,840	$64,129	$16,327	$18,792	$4,930	$6,170	$2,201	$2,096
Valued using internal models (with observable inputs)	16,086	20,873	1,392	1,441	1,096	1,070	75,627	57,601	75,124	57,568
Valued using internal models (without observable inputs)	2,187	2,198	520	462	–	–	1,428	1,815	439	384

Total	$35,189	$32,115	$61,752	$66,032	$17,423	$19,862	$81,985	$65,586	$77,764	$60,048

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within available-for-sale securities as at January 31, 2009 was $448 million of Apex MTNs with a face value of $815 million (see Note 5). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(11) million and $10 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of our investment in Apex MTNs was a charge of $177 million before tax.
     A third party holds its exposure to the Apex MTNs through a total return swap with us. The valuations of this swap and the related underlying MTNs have been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(2) million and $3 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of the swap and underlying MTNs, was a charge of $71 million before tax.
     During the quarter, we exchanged our asset-backed commercial paper (“ABCP”) subject to the Montreal Accord for new longer term notes issued by the restructured vehicles. Upon exchange of the notes, we recognized a loss of $14 million in income that was previously recorded in other comprehensive income for the quarter ended October 31, 2008 related to the ABCP and recorded a further $35 million decline in the fair value for the quarter ended January 31, 2009. The new notes are recorded as trading securities at a fair value of $145 million (face value $323 million). The valuation of these notes has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the notes and is impacted by changes in credit spreads and the rating of the notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively.

36 • BMO Financial Group First Quarter Report 2009

Within derivative assets and derivative liabilities as at January 31, 2009 was $828 million and $103 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(3) million and $3 million, respectively. The impact on income for the quarter ended January 31, 2009 related to changes in the fair value of these derivatives was income of $6 million before tax.
Financial Liabilities Designated as Held for Trading
The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at January 31, 2009 were $1,095 million and $1,162 million, respectively ($1,070 million and $1,197 million, respectively, as at October 31, 2008). The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $15 million for the quarter ended January 31, 2009. The portion of the change in fair value attributable to changes in credit risk was an unrealized gain of $22 million for the quarter ended January 31, 2009 and $137 million for the period from designation as held for trading to January 31, 2009.

Note 7: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $15,612 million as at January 31, 2009 ($15,270 million as at October 31, 2008). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
     No amount was included in our Consolidated Balance Sheet as at January 31, 2009 and October 31, 2008 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to ABCP programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $27,900 million as at January 31, 2009 ($32,806 million as at October 31, 2008). As at January 31, 2009, $1,216 million was drawn ($1,143 million as at October 31, 2008) in accordance with the terms of the backstop liquidity facilities, of which $1,044 million (US$851 million) ($1,025 million or US$851 million as at October 31, 2008) related to the VIEs discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. As at January 31, 2009, credit enhancement facilities of $6,061 million ($6,243 million as at October 31, 2008) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 5.
Senior Funding Facilities
We also provide senior funding support to our SIVs and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at January 31, 2009, $7,693 million was drawn ($5,761 million as at October 31, 2008), in accordance with the terms of the funding facilities related to the VIEs discussed in Note 5.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2009.

BMO Financial Group First Quarter Report 2009 • 37

Note 8: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”), for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The acquisition of GKST provides us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Wisconsin-based Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”), for total cash consideration of $135 million. The acquisition of Merchants and Manufacturers provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The acquisition of Ozaukee provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus a contingent consideration of $6 million paid during the quarter, based on our retention of the assets under management one year after the closing date. The acquisition of Pyrford provides us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which is being amortized on a straight-line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
Future Acquisition
On January 13, 2009, we announced that we had reached a definitive agreement to purchase AIG Life Insurance Company of Canada (AIG Life of Canada). The acquisition of AIG Life of Canada will provide our clients with a wider range of investment, financial planning and insurance solutions. The acquisition of AIG Life of Canada is expected to close by June 1, 2009, subject to regulatory approval.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

				January 31,
(Canadian $ in millions)				2009

	GKST	Merchants and Manufacturers	Ozaukee	Pyrford

Cash resources	$–	$47	$54	$1
Securities	63	133	115	–
Loans	–	1,013	517	–
Premises and equipment	1	34	14	1
Goodwill	8	100	120	26
Core deposit/Customer relationship intangible asset	–	39	24	17
Other assets	24	16	11	4

Total assets	96	1,382	855	49

Deposits	–	1,029	584	–
Other liabilities	65	218	91	2

Total liabilities	65	1,247	675	2

Purchase price	$31	$135	$180	$47

The allocations of the purchase price for GKST, Merchants and Manufacturers and Ozaukee are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
38 • BMO Financial Group First Quarter Report 2009

Note 9: Employee Compensation
Stock Options
During the quarter ended January 31, 2009, we granted a total of 2,216,504 stock options. The weighted-average fair value of options granted during the three months ended January 31, 2009 was $5.57 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2009

Expected dividend yield	5.9%
Expected share price volatility	23.8%
Risk-free rate of return	2.6%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in materially different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)

	Pension benefit plans		Other employee future benefit plans

	January 31,	January 31,	January 31,	January 31,
For the three months ended	2009	2008	2009	2008

Benefits earned by employees	$30	$34	$4	$5
Interest cost on accrued benefit liability	66	58	12	13
Actuarial loss recognized in expense	19	4	–	3
Amortization of plan amendment costs	3	2	(2)	(1)
Expected return on plan assets	(61)	(72)	(2)	(1)

Benefits expense	57	26	12	19
Canada and Quebec pension plan expense	14	14	–	–
Defined contribution expense	2	3	–	–

Total pension and other employee future benefit expenses	$73	$43	$12	$19

Note 10: Restructuring Charge
The continuity of our 2007 restructuring charge is as follows:

(Canadian $ in millions)	Severance related charges

Opening Balance as at November 1, 2007	$96
Paid in the year ended October 31, 2008	(45)
Reversal in the year ended October 31, 2008	(8)

Balance as at October 31, 2008	43
Paid in the quarter ended January 31, 2009	(13)

Balance as at January 31, 2009	$30

Note 11: Subordinated Debt
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
     During the quarter ended January 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”), due December 31, 2107, through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate; therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Trust II used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. The BMO T1Ns – Series A
are redeemable, at the option of Trust II, subject to certain conditions on or after December 31, 2013. In certain circumstances, the BMO T1Ns – Series A may be automatically exchanged, or interest payable thereon may be paid, by the issuance of Class B non-cumulative preferred shares of the Bank. The BMO T1Ns – Series A and the senior deposit note issued to Trust II from us bear interest at an annual rate of 10.221% and 10.421%, respectively. Both rates will be reset on December 31, 2018 and on every fifth anniversary of such date thereafter until December 31, 2103 (the “Interest Reset Date”). BMO T1Ns – Series A and the senior deposit note will mature on December 31, 2107.

BMO Financial Group First Quarter Report 2009 • 39

Note 12: Share Capital
During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of approximately $1.0 billion.
     During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
     During the quarter ended January 31, 2009, we redeemed all our 10,000,000 Non-Cumulative Class B Preferred Shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
     During the quarters ended January 31, 2009 and January 31, 2008, we did not repurchase any common shares.
We did not repurchase any common shares under the existing normal course issuer bid that expires on September 7, 2009 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)		January 31, 2009

	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–

		1,896
Common Shares	540,736,959	5,818
Treasury Shares	(994,999)	(38)

Share Capital		$7,676

Stock options issued under stock option plan		n/a	21,218,592 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2008 on pages 135 to 138 of our 2008 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a – not applicable

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
We have met our capital targets as at January 31, 2009. Our capital position as at January 31, 2009 is detailed in the Capital Management section on page 13 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Key measures as at January 31, 2009 are outlined in the Risk Management section on pages 9 to 10 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.
Market, Liquidity and Funding Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
     Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at January 31, 2009 are outlined in the Risk Management section on pages 9 to 10 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

40 • BMO Financial Group First Quarter Report 2009

Note 15: Contingent Liabilities
Following our disclosures of mark-to-market losses in our commodities trading business on April 27, 2007 and May 17, 2007, aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.

Note 16: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)

	January 31,	January 31,
For the three months ended	2009	2008

Net Income – Canadian GAAP	$225	$255
United States GAAP adjustments	78	5

Net Income – United States GAAP	$303	$260

Earnings Per Share
Basic – Canadian GAAP	$0.39	$0.48
Basic – United States GAAP	0.54	0.49
Diluted – Canadian GAAP	0.39	0.47
Diluted – United States GAAP	0.54	0.48

Offsetting of Amounts Related to Certain Contracts
During the quarter ended January 31, 2009, we adopted new United States guidance issued by the Financial Accounting Standards Board which permits an entity to offset recorded fair value amounts for cash collateral against the fair value of derivatives executed with the same counterparty under the same master netting arrangement. This new guidance did not have any impact on our United States GAAP reconciliation as our current policy on offsetting is consistent with this guidance.

BMO Financial Group First Quarter Report 2009 • 41

Note 17: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

42 • BMO Financial Group First Quarter Report 2009

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$825	$240	$178	$516	$(428)	$1,331
Non-interest revenue	449	59	280	211	112	1,111

Total Revenue	1,274	299	458	727	(316)	2,442
Provision for credit losses	95	18	1	42	272	428
Non-interest expense	715	231	375	473	47	1,841

Income before taxes and non-controlling interest in subsidiaries	464	50	82	212	(635)	173
Income taxes	139	16	25	33	(284)	(71)
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$325	$34	$57	$179	$(370)	$225

Average Assets	$125,259	$33,753	$9,134	$288,118	$6,739	$463,003

Goodwill (As At)	$122	$1,117	$354	$111	$2	$1,706

	P&C	P&C			Corporate	Total
For the three months ended January 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$773	$167	$155	$310	$(191)	$1,214
Non-interest revenue	418	48	364	(37)	19	812

Total Revenue	1,191	215	519	273	(172)	2,026
Provision for credit losses	83	9	1	29	108	230
Non-interest expense	692	165	372	382	3	1,614

Income before taxes and non-controlling interest in subsidiaries	416	41	146	(138)	(283)	182
Income taxes	125	15	50	(109)	(172)	(91)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$291	$26	$96	$(29)	$(129)	$255

Average Assets	$123,386	$24,206	$7,855	$232,990	$2,922	$391,359

Goodwill (As At)	$104	$668	$322	$93	$2	$1,189

					Other
For the three months ended January 31, 2009			Canada	United States	countries	Total

Net interest income			$799	$425	$107	$1,331
Non-interest revenue			796	367	(52)	1,111

Total Revenue			1,595	792	55	2,442
Provision for credit losses			111	317	–	428
Non-interest expense			1,285	513	43	1,841

Income before taxes and non-controlling interest in subsidiaries			199	(38)	12	173
Income taxes			3	(56)	(18)	(71)
Non-controlling interest in subsidiaries			13	6	–	19

Net Income			$183	$12	$30	$225

Average Assets			$273,968	$159,460	$29,575	$463,003

Goodwill (As At)			$440	$1,242	$24	$1,706

					Other
For the three months ended January 31, 2008			Canada	United States	countries	Total

Net interest income			$907	$213	$94	$1,214
Non-interest revenue			591	289	(68)	812

Total Revenue			1,498	502	26	2,026
Provision for credit losses			74	148	8	230
Non-interest expense			1,151	414	49	1,614

Income before taxes and non-controlling interest in subsidiaries			273	(60)	(31)	182
Income taxes			8	(48)	(51)	(91)
Non-controlling interest in subsidiaries			13	5	–	18

Net Income			$252	$(17)	$20	$255

Average Assets			$236,226	$122,587	$32,546	$391,359

Goodwill (As At)			$421	$762	$6	$1,189

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group First Quarter Report 2009 • 43

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 3, 2009 at 12:30 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, May 25, 2009 by calling 416-695-5800 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 3277495.
          A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, May 25, 2009.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Lucie Gosselin, Montreal, lucie.gosselin@bmo.com, 514-877-8224
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019
Chief Financial Officer
Russel Robertson, Interim Chief Financial Officer
russ.robertson@bmo.com, 416-867-7360
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
November 2008 $32.24
December 2008 $30.16
January 2009 $32.05
For dividend information, change in shareholder address or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at www.bmo.com

® Registered trade-mark of Bank of Montreal